Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

NYSE EURONEXT

AMSTERDAM MERGER SUB, LLC

THE AMEX MEMBERSHIP CORPORATION

AMC ACQUISITION SUB, INC.

AMERICAN STOCK EXCHANGE HOLDINGS, INC.

AMERICAN STOCK EXCHANGE LLC

and

AMERICAN STOCK EXCHANGE 2, LLC

January 17, 2008

i

INDEX OF DEFINED TERMS

Section
2008 Budget	5.1(d)
Affiliate	1.1
Aggregate OPMCA	1.7(b)
Aggregate RCA	1.7(b)
Agreement	Preamble
Alternative Agreement	6.5(a)
AMCAS	Preamble
AMCAS Certificate of Merger	1.2(a)
AMCAS Merger	Recitals
AMEX	Preamble
AMEX LLC Agreement	3.3(a)
AMEX Merger Sub	Preamble
Antitrust Counsel Only Material	6.4(a)
Antitrust Laws	6.4(a)
Auction Period	6.17(e)
Building Rent	6.17(g)
Building Sale Costs	6.17(g)
Building Sale Exchange Ratio	6.17(g)
Business Combination Transaction	6.5(e)
Business Day	1.1
Certificates of Merger	1.2(d)
Change in Company Recommendation	6.2
Clayton Act	1.1
Closing	1.3
Closing Date	1.3
Code	Recitals
Company	Preamble
Company Bylaws	1.1
Company Certificate of Incorporation	1.1
Company Contracts	3.17(b)
Company Disclosure Letter	Article III
Company Employees	6.6(a)
Company Financial Advisors	3.21
Company Financial Statements	3.6(a)
Company Improvements	3.13(a)
Company Lease	3.13
Company Leased Real Property	1.1
Company License Agreements	3.17(a)
Company Material Adverse Effect	1.1
Company Member Approval	3.4(a)
Company Members Meeting	6.2
Company Owned Real Properties	1.1
Company Permits	3.11(a)

Company Recommendation	6.2
Company Reports	3.6(a)
Company Sale Period	6.17(d)
Company Subsidiaries	3.2(a)
Company Subsidiary	3.2(a)
Confidentiality Agreement	6.3(c)
Constituent Documents	1.1
Contingent Consideration	6.17(a)
Contingent Consideration Amount	6.17(g)
Contingent Consideration Cap	6.17(a)
Contingent Payment End Date	6.17(g)
Controlled Group Liability	1.1
Copyrights	3.16(k)
D & O Insurance	6.8
Detriment	1.1
DGCL	Recitals
DLLCA	Recitals
Economic Development Agreements	6.17(c)
Economic Development Entities	6.17(c)
Effective Time	1.4(b)
Employee Benefit Plan	1.1
Environmental Law	1.1
Environmental Permit	1.1
Equity Rights	1.1
ERISA	1.1
ERISA Affiliate	1.1
Euronext College of Regulators	1.1
European Regulator	1.1
Exchange Act	1.1
Exchange Agent	2.1(a)
Exchange Fund	2.1(a)
Expenses	6.7
FIRPTA Certificate	6.15
Foreign Competition Laws	3.5(b)
Form S-4	3.8
Former Member Representative	6.17(b)
Former Member Representative Expenses	6.17(g)
Former Members	6.17(a)
FTC	1.1
GAAP	1.1
Governmental Entity	1.1
Gross Amount	6.17(g)
Hazardous Substances	1.1
Holdings	Preamble
Holdings Certificates of Merger	1.2(b)
Holdings Common Stock	1.8(a)

v

Holdings Merger	Recitals
HSR Act	1.1
Indebtedness	1.1
Indemnified Persons	6.8
Indemnifying Persons	6.8
Intellectual Property	3.16(k)
IRS	1.1
ITA	6.17(g)
knowledge	1.1
known	1.1
Law	1.1
Laws	1.1
Leases	1.1
Letter of Transmittal	2.1(b)
Liens	1.1
LLC Certificate of Merger	1.2(c)
LLC Merger	Recitals
Matching Bid	6.5(d)
Maximum Annual Premium	6.8
Member	3.3(a)
Members	3.3(a)
Membership Interest	1.7(a)
Membership Interests	1.7(a)
Merger	Recitals
Merger Sub	Preamble
Mergers	Recitals
Multiemployer Plan	1.1
Multiple Employer Plan	3.14(d)
Net Building Sale Proceeds	6.17(g)
Nonqualified Deferred Compensation Plan	3.14(g)
N-PCL	Recitals
NYSE	1.1
NYSE/AMEX Certificate of Merger	1.2(d)
NYSE/AMEX Merger	Recitals
NYSE/AMEX Merger Consideration	1.8(a)
OPM Consideration Amount	1.7(b)
OPM Discount	1.7(b)
OPM Exchange Ratio	1.7(b)
Options Principal Holdings Merger Consideration	1.7(a)
Options Principal Membership Interest	1.7(a)
Order	1.1
Outside Date	8.1(b)
Parent	Preamble
Parent Benefit Plans	1.1
Parent Common Stock	4.2(a)
Parent Disclosure Letter	Article IV

Parent Financial Advisors	4.10
Parent Financial Statements	1.1
Parent Material Adverse Effect	1.1
Parent Preferred Stock	4.2(a)
Parent SEC Documents	4.5(a)
Parties	Preamble
Party	Preamble
Patents	3.16(k)
Permitted Liens	1.1
Person	1.1
PILOT	6.17(g)
Plan	1.1
Pre-Building Sale Share Price	6.17(g)
Pre-Closing Period	1.7(b)
Pre-Merger Share Price	1.7(b)
Pre-Sale Period	6.17(g)
Proceeding	5.1(j)
Proxy Statement/Prospectus	6.1(a)
Qualified Plans	3.14(c)
Regular Consideration Amount	1.7(b)
Regular Exchange Ratio	1.7(b)
Regular Holdings Merger Consideration	1.7(a)
Regular Membership Interest	1.7(a)
Reimbursable Expenses	8.3(a)
Release	1.1
Representatives	6.3(a)
Sale Arrangements	6.17(d)
Sale Date	6.17(g)
Sarbanes-Oxley Act	1.1
SEC	1.1
Securities	1.1
Securities Act	1.1
Self-Regulatory Organization	1.1
Sherman Act	1.1
Software	3.16(k)
Stock Consideration Amount	1.7(b)
Subsidiary	1.1
Superior Proposal	6.5(e)
Surviving Entity	1.2(d)
Takeover Proposal	6.5(e)
Tax	1.1
Tax Return	1.1
Termination Fee	8.3(a)
Third Party	6.5(e)
Trade Secrets	3.16(k)
Trademarks	3.16(k)

WARN Act	1.1
Withdrawal Liability	1.1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 17, 2008 (this “Agreement”), is by and among NYSE Euronext, a Delaware corporation (“Parent”), Amsterdam Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), The Amex Membership Corporation, a New York Type A not-for-profit corporation (together with the surviving corporation of the Holdings Merger, the “Company”), AMC Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“AMCAS”), American Stock Exchange Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Holdings”), American Stock Exchange LLC, a Delaware limited liability company owned 99% by the Company and 1% by AMCAS (“AMEX”), and American Stock Exchange 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (“AMEX Merger Sub”). Parent, Merger Sub, the Company, AMEX and AMEX Merger Sub are referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, (1) the respective Boards of Directors of Parent, the Company, AMCAS, Holdings and AMEX and (2) the respective sole Members of Merger Sub and AMEX Merger Sub have each approved this Agreement and deem it advisable and in the best interests of each company and its stockholder(s) (in the case of Parent, AMCAS and Holdings) and member(s) (in the case of Merger Sub, the Company, AMEX, and AMEX Merger Sub) to consummate the transactions contemplated by this Agreement, including the merger of AMCAS with and into the Company (the “AMCAS Merger”), the merger of the Company with and into Holdings (the “Holdings Merger”), the merger of AMEX with and into AMEX Merger Sub (the “LLC Merger”), and the merger of Holdings with and into Merger Sub (the “NYSE/AMEX Merger” and together with the Holdings Merger and the LLC Merger the “Mergers” and each a “Merger”), in accordance with the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”), the New York Not-For-Profit Corporation Law, as amended (the “N-PCL”) and the Delaware Limited Liability Company Act, as amended, (the “DLLCA”) and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is intended that, for U.S. federal income tax purposes, each Merger (other than the LLC Merger) shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINED TERMS; THE MERGERS; CERTAIN RELATED MATTERS

Section 1.1 Certain Defined Terms. As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Business Day” means any day except Saturday or Sunday on which commercial banks are not required or authorized to close in the City of New York.

“Clayton Act” means the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“Company Bylaws” means the Amended and Restated Bylaws of the Company as in effect as of the date hereof.

“Company Certificate of Incorporation” means the Restated Certificate of Incorporation of the Company as in effect as of the date hereof.

“Company Leased Real Property” means all real property interests leased by the Company or any of the Company Subsidiaries pursuant to Leases.

“Company Material Adverse Effect” means any effect, event, occurrence or state of facts that, individually or in the aggregate with other effects, events or occurrences or states of facts, (1) is materially adverse to or materially impairs (a) the business, condition (financial or otherwise), or continuing results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company, AMCAS, Holdings, AMEX or AMEX Merger Sub to perform their respective obligations under this Agreement or (2) prevents or materially delays the consummation of any of the transactions contemplated by this Agreement; provided, however, that, in the case of clause (1)(a), none of the following shall be considered in determining whether there is or has been a Company Material Adverse Effect:

(i) changes or conditions generally affecting the business in which the Company and its Subsidiaries operate;

(ii) changes or conditions generally affecting the economy or the general financial, credit or securities markets, including interest rates;

(iii) general political, economic, business or regulatory conditions or changes therein (including the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God);

(iv) changes or developments to the extent resulting from any action or omission by the Company or any of its Subsidiaries that is required by Section 5.1 or Article 6 of this Agreement or otherwise consented to in advance by Parent in writing; or

(v) changes, after the date hereof, in Law, rules, regulations, GAAP or the accounting rules or regulations of the SEC or authoritative interpretations thereof.

which, in the case of each of clauses (i), (ii), (iii) and (v) do not affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the businesses and industries in which the Company and its Subsidiaries operate.

“Company Owned Real Properties” means the land located at 86 Trinity Place, New York, NY and 22 Thames Street, New York, NY, together with all buildings, improvements and fixtures presently or hereafter located thereon, and all easements, licenses, rights and appurtenances relating to the foregoing.

“Constituent Documents” means with respect to any entity, its certificate or articles of incorporation, bylaws, exchange rules and regulations, as applicable, and any similar charter or other organizational documents of such entity.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Employee Benefit Plans listed in Section 3.14(a) of the Company Disclosure Letter or the Parent Benefit Plans, as applicable.

“Detriment” means (a) a material adverse effect on the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, (b) any negative effect on the business, financial condition or continuing results of operations of Parent or its Subsidiaries, which had such effect occurred with respect to the Company or its Subsidiaries would have been significant (even if not material) to the Company and its Subsidiaries taken as a whole, (c) any effect that reasonably could materially impair the economic benefits to Parent reasonably expected by Parent to be realized from the transactions contemplated by this Agreement, (d) the absence or loss of authority or ability of NYSE, NYSE Arca, Inc. or AMEX to continue as national securities exchanges and self-regulatory organizations (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act), (e) the absence or loss of authority or ability of Euronext Paris, Euronext Amsterdam, Euronext Portugal, Euronext Brussels or LIFFE Administration and Management to continue to operate the markets that they currently operate or (f) a requirement to amend the rules of NYSE, NYSE Arca, Inc., NYSE Arca Equities, Inc. Euronext Paris, Euronext Amsterdam, Euronext Portugal, Euronext Brussels or LIFFE Administration and Management (other than with respect to the amendment to the Bylaws of NYSE Euronext expressly contemplated by this Agreement); provided that in the case of clauses (b), (c), (d) (except as it relates to AMEX), (f) and (e) any such effect or absence or loss of authority that to Parent’s knowledge was requested of Parent or proposed to Parent by any Governmental Entity or Self-Regulatory Organization prior to the date hereof shall not be a Detriment.

“Employee Benefit Plan” means any employee benefit plan, program, policy, practices, agreement or other arrangement providing benefits to any current or former employee, officer or director of the Company or any of its subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its subsidiaries or to which the Company or any of its subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, policy, practices, arrangement or agreement.

“Environmental Law” means any foreign, federal, state or local Law, treaty, statute, rule, regulation, Order, ordinance, decree, injunction, judgment, governmental restriction or any other requirement of Law (including common Law) regulating or relating to the protection of human health, safety (as it relates to Releases of Hazardous Substances), natural resources or the environment, including Laws relating to wetlands, pollution, contamination or the use, generation, management, handling, transport, treatment, disposal, storage, Release, threatened Release of, or exposure to, Hazardous Substances.

“Environmental Permit” means any permit, license, authorization or consent required pursuant to applicable Environmental Laws.

“Equity Rights” means, with respect to any Person, Securities, or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire such Securities, or any options, calls, restricted stock, deferred stock awards, stock units, phantom awards, dividend equivalents or similar awards, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, the Securities or earnings of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, any trade or business, whether or not incorporated, that together with such entity and its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

“Euronext College of Regulators” means the Committee of Chairmen of the AMF, the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten), the Belgian Banking, Finance, and Insurance Commission (Commission Bancaire, Financière, et des Assurances), the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários – CMVM), and the U.K. Financial Services Authority (FSA), pursuant to the Memoranda of Understanding between them, dated March 3, 2003, March 26, 2002 and March 22, 2001 and the Memorandum of Understanding between them and the SEC dated January, 2007.

“European Regulator” means any of the Dutch Minister of Finance, the French Minister of the Economy, the French Committee of Credit Establishments and Investments Undertakings (Comité des Etablissements de Crédit et des Entreprises d’Investissement – CECEI), the French Financial Market Authority (Autorité des Marchés Financiers), the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten), the Belgian Banking, Finance, and Insurance Commission (Commission Bancaire, Financière, et des Assurances), the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários – CMVM), the U.K. Financial Services Authority (FSA) and the Euronext College of Regulators, in each case only to the extent that it has authority and jurisdiction in the particular context.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission, including the SEC, or other governmental authority or instrumentality.

“Hazardous Substances” means all substances governed or regulated under any of the Environmental Laws, including any substance or waste (a) defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5; (b) any “hazardous waste” as defined in the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Sections 6901 et seq.), as amended, and the rules and regulations promulgated thereunder; (c) any “hazardous substance” as defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. Sections 9601 et seq.), as amended, and the rules and regulations promulgated thereunder; (d) petroleum or petroleum products, asbestos or asbestos-containing materials, toxic mold, urea, formaldehyde or polychlorinated biphenyls; or (e) any other substance or waste defined as hazardous or toxic by, or regulated as hazardous or toxic under, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person and its Subsidiaries for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such Person and its Subsidiaries evidenced by bonds, debentures, notes, mortgages or similar instruments or securities, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practices), (iv) all obligations of such Person and its Subsidiaries under conditional sale or other title retention agreements relating to any property purchased by such Person or any of its Subsidiaries, (v) all obligations of such Person and its Subsidiaries issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person and its Subsidiaries to creditors for inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (vi) all lease obligations of such Person and its Subsidiaries capitalized on the books and records of such Person or any of its Subsidiaries, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person or any of its Subsidiaries, whether or not the obligations secured thereby have been assumed, (viii) all letters of credit or performance bonds issued for the account of such Person or any of its Subsidiaries (excluding (a) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (b) standby letters of credit relating to workers’ compensation insurance and surety bonds, (c) surety bonds and customs bonds and (d) clearing house guarantees) and (ix) all guarantees and arrangements having the economic effect of a guarantee of such Person or any of its Subsidiaries of any Indebtedness of any other Person, other than clearing house guarantees. Notwithstanding the foregoing, “Indebtedness” shall not include intercompany indebtedness, obligations or liabilities between either (1) the Company or one of the wholly owned Company Subsidiaries on the one hand, and another wholly owned Company Subsidiary on the other hand, or (2) Parent, one of the wholly owned subsidiaries of Parent or Euronext N.V. on the one hand, and Parent or another subsidiary of Parent or Euronext that is wholly owned on the other hand.

“IRS” means the Internal Revenue Service.

“known” or “knowledge” means (1) as used with respect to Parent (including references to such Parent being aware of a particular matter) those facts that are known, or reasonably should have been known in the course of the performance of their duties to such Parent, by the individuals listed on Exhibit A and includes any facts, matters or circumstances set forth in any written notice from any Governmental Authority received by Parent and (2) as used with respect to the Company (including references to the Company being aware of a particular matter) those facts that are known, or reasonably should have been known in the course of the performance of their duties to such the Company, by the individuals listed on Exhibit B and includes any facts, matters or circumstances set forth in any written notice from any Governmental Authority received by the Company.

“Law” (and with the correlative meaning “Laws”) means any rule, regulation, statute, Order, ordinance or code promulgated by any Governmental Entity, including any common law, state and federal law, securities law and law of any foreign jurisdictions.

“Leases” means leases, subleases, licenses and occupancy agreements.

“Liens” means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, easement, condition, covenant, restriction, declaration, defect in or exception to title, lien (statutory or other), other charge or security interest or any encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(40) or 4001(a)(3) of ERISA.

“NYSE” means New York Stock Exchange LLC.

“Order” means any statute, law, ordinance, rule, regulation, charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

“Parent Benefit Plans” means any employee benefit plan, program, policy, practices, agreement or other arrangement providing benefits to any current or former employee, officer or director of the Parent or any of its subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Parent or any of its subsidiaries or to which the Parent or any of its subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, policy, practices, arrangement or agreement.

“Parent Financial Statements” means the consolidated financial statements of Parent and the subsidiaries of Parent included in the Parent SEC Documents together, in the case of year-end statements, with reports thereon by PricewaterhouseCoopers LLP, the independent auditors of Parent, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.

“Parent Material Adverse Effect” means any event, occurrence or state of facts that, individually or in the aggregate with other effects, events or occurrences or states of facts, (1) is materially adverse to or materially impairs the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or (2) prevents or materially delays the consummation of any of the transactions contemplated by this Agreement.

“Permitted Liens” means (i) any liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar statutory liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (iv) easements, rights-of-way, restrictions and other similar encumbrances, which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value or the utility in the conduct of the Company business of the property subject thereto and (v) any Lien reflected in the Parent Financial Statements or the Company Financial Statements, as applicable.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization or other entity or group (as defined in the Exchange Act).

“Plan” means any Employee Benefit Plan or Parent Benefit Plan, as applicable, other than a Multiemployer Plan.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including the moving of any materials through, into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the indoor or outdoor environment.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” means, with respect to any entity, the authorized shares of any series of capital stock of, or membership interests, participation interests, or other equity interests in, such entity.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Regulatory Organization” means any U.S. or foreign commission, board, agency or body that is not a Governmental Entity but is charged with regulating its own members through the adoption and enforcement of financial, sales practice and other requirements for brokers, dealers, securities underwriting or trading, stock exchanges, electronic communications networks, insurance companies or agents, investment companies or investment advisers.

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” when used with respect to any entity means any corporation or other organization, whether incorporated or unincorporated, (i) of which such entity or any other Subsidiary of such entity is a general partner (excluding partnerships, the general partnership interests of which are held by such entity or any Subsidiary of such entity do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the Securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such entity or by any one or more of its Subsidiaries, or by such entity and one or more of its Subsidiaries.

“Tax” means any U.S. federal, state, local or foreign taxes, charges, fees, levies, imposts, duties, tariffs, or other assessments imposed by any Governmental Entity, including any net income, franchise, gross income, sales, use, value added, goods and services, ad valorem, turnover, property, gross receipts, license, capital stock, payroll, employment, unemployment, disability, social security (or similar), excise, severance, transfer, alternative or add-on minimum, stamp, registration, occupation, premium, environmental, windfall profits, or other tax of any kind, together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto.

“Tax Return” means any return, report, declaration, election, estimate, information statement, claim for refund, or other document (including any amendment to any of the foregoing) filed or required to be filed with respect to Taxes.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act, as amended, and the rules and regulations promulgated thereunder.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.2 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement:

(a) AMCAS Merger. Prior to the Effective Time, AMCAS shall be merged with and into the Company and the separate corporate existence of AMCAS shall thereupon cease. The Company shall be the surviving entity in the AMCAS Merger. At the effective time of the AMCAS Merger, the effect of the AMCAS Merger shall be as provided in this Agreement, the certificate of merger filed with the Delaware Secretary of State with respect to the AMCAS Merger (the “AMCAS Certificate of Merger”) and the applicable provisions of the DGCL and the N-PCL.

(b) Holdings Merger. Following the effective time of the AMCAS Merger but prior to the Effective Time, the Company shall be merged with and into Holdings and the separate corporate existence of the Company shall thereupon cease. Holdings shall be the surviving entity in the Holdings Merger. At the effective time of the Holdings Merger, the effect of the Holdings Merger shall be as provided in this Agreement, the certificates of merger filed with the Delaware Secretary of State and the New York Secretary of State with respect to the Holdings Merger (the “Holdings Certificates of Merger”) and the applicable provisions of the DGCL and the N-PCL.

(c) LLC Merger. At the effective time of the Holdings Merger, AMEX shall be merged with and into AMEX Merger Sub and the separate limited liability company existence of AMEX shall thereupon cease. AMEX Merger Sub shall be the surviving entity in the LLC Merger. At the effective time of the LLC Merger, the effect of the LLC Merger shall be as provided in this Agreement, the certificate of merger filed with the Delaware Secretary of State with respect to LLC Merger (the “LLC Certificate of Merger”) and the applicable provisions of the DLLCA.

(d) NYSE/AMEX Merger. At the Effective Time and following the completion of the AMCAS Merger, the Holdings Merger and the LLC Merger, Holdings (as the surviving corporation of the Holdings Merger) shall be merged with and into Merger Sub and the separate corporate existence of Holdings shall thereupon cease. Merger Sub shall be the surviving entity in the NYSE/AMEX Merger (with respect to all post-Closing periods, the “Surviving Entity”). At the Effective Time, the effect of the NYSE/AMEX Merger shall be as provided in this Agreement, the certificate of merger filed with the Delaware Secretary of State with respect to the NYSE/AMEX Merger (the “NYSE/AMEX Certificate of Merger” and

together with the AMCAS Certificate of Merger, the Holdings Certificates of Merger and the LLC Certificate of Merger, the “Certificates of Merger”) and the applicable provisions of the DGCL. Immediately following the NYSE/AMEX Merger, the Surviving Entity shall be a direct wholly owned subsidiary of Parent.

Section 1.3 Closing. Unless otherwise mutually agreed in writing between Parent and the Company, the closing of the Mergers (the “Closing”) shall take place at the offices of Wachtell, Lipton Rosen & Katz, 51 West 52nd Street, New York, NY 10019, at 9:00 a.m., Eastern time, on the date when the Effective Time is to occur (the “Closing Date”), which shall be no later than the fifth (5th) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those that by their terms must be satisfied or waived as of the Closing) or on such later date to which Parent and the Company shall mutually agree.

Section 1.4 Effective Time.

(a) As soon as practicable following the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VII, on the Closing Date, the Parties shall file the Certificates of Merger with the Secretary of State of New York and the Secretary of State of Delaware, as appropriate, in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the N-PCL, DLLCA and DGCL, as appropriate, and make all other filings or recordings required under the N-PCL, DLLCA and DGCL, as appropriate.

(b) The Mergers shall become effective at (i) the date and time on which (A) in the case of the AMCAS Merger, the AMCAS Certificate of Merger, (B) in the case of the Holdings Merger, the Holdings Certificates of Merger, (C) in the case of the LLC Merger, the LLC Certificate of Merger and (D) in the case of the NYSE/AMEX Merger, the NYSE/AMEX Certificate(s) of Merger are/is duly filed with the Secretary of State of New York and the Secretary of State of Delaware (in the case of the Holdings Certificates of Merger) and the Secretary of State of Delaware (in the case of the other Certificates of Merger), in each case as required to effect such merger, or (ii) such subsequent times as Parent and the Company shall agree and as shall be specified in the Certificates of Merger; provided that in the case of clause (i) the Holdings Certificates of Merger and the LLC Certificate of Merger shall be filed at the same time and in the case of clause (ii) the Holdings Certificates of Merger and the LLC Certificate of Merger shall be filed requesting the same effective time. The time that the NYSE/AMEX Merger shall become effective shall be referred to as the “Effective Time.”

Section 1.5 Parent, Surviving Entity and AMEX Merger Sub Constituent Documents.

(a) Bylaws of Parent. Subject to any required approval of the SEC, Parent and the Company shall take, and shall cause Holdings to take, all requisite action to cause Article VII, Section 7.3(G) of the Bylaws of the Parent in effect immediately following the Effective Time to be amended to read as follows: “U.S. Regulated Subsidiaries” shall mean New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, L.L.C., NYSE Arca, Inc., NYSE Arca Equities, Inc. and American Stock Exchange, LLC (and each, a “U.S. Regulated Subsidiary”).

(b) Certificate of Formation of the Surviving Entity. Subject to any required approval of the SEC, Parent and the Company shall take, and shall cause Merger Sub to take, all requisite action to cause the Certificate of Formation of the Surviving Entity in effect immediately following the Effective Time to be substantially in such form as determined by Parent (provided that the Company shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed).

(c) Limited Liability Company Agreement of the Surviving Entity. Subject to any required approval of the SEC, Parent and the Company shall take, and shall cause Merger Sub to take, all requisite action to cause the Limited Liability Company Agreement of the Surviving Entity in effect immediately following the Effective Time to be substantially in such form as determined by Parent (provided that the Company shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed).

(d) Certificate of Formation of the AMEX Merger Sub. Subject to any required approval of the SEC, Parent and the Company shall take, and shall cause AMEX Merger Sub to take, all requisite action to cause the Certificate of Formation of AMEX Merger Sub in effect immediately following the Effective Time to be substantially in such form as determined by Parent (provided that the Company shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed). The Parties intend that the name of AMEX Merger Sub immediately following the Effective Time shall be “American Stock Exchange, LLC.”

(e) Limited Liability Company Agreement of AMEX Merger Sub. Subject to any required approval of the SEC, Parent and Company shall take, and shall cause Holdings and AMEX Merger Sub to take, all requisite action to cause the Limited Liability Company Agreement of the AMEX Merger Sub in effect immediately following the Effective Time to be substantially in such form as determined by Parent (provided that the Company shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed).

(f) Directors and Officers of the Surviving Entity. From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Entity and the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity, in each case, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Entity.

Section 1.6 Effects of the AMCAS Merger and the LLC Merger.

(a) Subject to the other provisions of this Article I and Article II, at the effective time of the AMCAS Merger, by virtue of the AMCAS Merger and without any action on the part of the Company or AMCAS or the holder of any of their respective Securities, each outstanding share of AMCAS common stock par value $.01 per share shall be cancelled and retired without payment of any consideration therefor and shall cease to exist or be outstanding.

(b) Subject to the other provisions of this Article I and Article II, at the effective time of the LLC Merger, by virtue of the LLC Merger and without any action on the part of the Company, AMEX, AMEX Merger Sub or the holder of any of their respective Securities, each outstanding Class A Interest (as such term is defined in the recitals of the AMEX LLC Agreement) and each outstanding Class B Interest (as such term is defined in the recitals of the AMEX LLC Agreement) of AMEX shall be cancelled and retired without payment of any consideration therefor and shall cease to exist or be outstanding.

Section 1.7 Effect of the Holdings Merger on Memberships. Subject to the other provisions of this Article I and Article II, at the effective time of the Holdings Merger, by virtue of the Holdings Merger and without any action on the part of the Company or Holdings or the holder of any of their respective Securities:

(a)(i) Each “Regular Membership” (as such term is defined in Section 6 of the Restated Certificate of Incorporation of the Company) of the Company (each a “Regular Membership Interest”) issued and outstanding immediately prior to the effective time of the Holdings Merger (other than those held by the Company) shall automatically be converted into the right to receive a number of fully paid and nonassessable shares of Holdings Common Stock equal to the Regular Exchange Ratio (the “Regular Holdings Merger Consideration”) and (ii) each “Options Principal Membership” (as such term is defined in Section 6 of the Restated Certificate of Incorporation of the Company) of the Company (each an “Options Principal Membership Interest” with the Regular Membership Interests and the Options Principal Membership Interests together being the “Membership Interests” and each a “Membership Interest”) issued and outstanding immediately prior to the effective time of the Holdings Merger (other than those held by the Company) shall automatically be converted into the right to receive a number of fully paid and nonassessable shares of Holdings Common Stock equal to the OPM Exchange Ratio (the “Options Principal Holdings Merger Consideration”).

(b) For the purposes of this Agreement:

(1) “Stock Consideration Amount” shall mean $260 million.

(2) “Pre-Merger Share Price” shall equal the volume weighted average price of Parent Common Stock on the NYSE for the Pre-Closing Period.

(3) “Pre-Closing Period” means the fifteen (15) consecutive trading days ending on the day immediately prior to the date on which the Effective Time occurs or ending on such other date as mutually agreed between Parent and the Company.

(4) “OPM Discount” shall equal $36,000 multiplied by the number of OPM Memberships issued and outstanding immediately prior to the effective time of the Holdings Merger.

(5) “Regular Consideration Amount” shall equal the quotient of the sum of the Stock Consideration Amount and the OPM Discount divided by the Number of Membership Interests issued and outstanding immediately prior to the effective time of the Holdings Merger.

(6) “Aggregate RCA” shall equal product of the Regular Consideration Amount multiplied by the number of Regular Membership Interests issued and outstanding immediately prior to the effective time of the Holdings Merger.

(7) “Aggregate OPMCA” shall equal the difference between the Stock Consideration Amount minus the Aggregate RCA.

(8) “OPM Consideration Amount” shall equal the quotient of the Aggregate OPMCA divided by the number of Option Principal Membership Interests issued and outstanding immediately prior to the effective time of the Holdings Merger.

(9) “Regular Exchange Ratio” shall equal that number of shares, or fraction thereof, determined by dividing the Regular Consideration Amount by the Pre-Merger Share Price (rounded to the nearest hundred thousandth of a share).

(10) “OPM Exchange Ratio” shall equal that number of shares, or fraction thereof, determined by dividing the OPM Consideration Amount by the Pre-Merger Share Price (rounded to the nearest hundred thousandth of a share).

(c) Each Membership Interest held by the Company shall be cancelled and retired without payment of any consideration therefor and shall cease to exist or be outstanding.

(d) All of the Membership Interests converted into the right to receive the Regular Holdings Merger Consideration or Options Principal Holdings Merger Consideration, as applicable, pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the effective time of the Holdings Merger and shall thereafter represent only the right to receive the Holdings Merger Consideration or Options Principal Holdings Merger Consideration, as applicable, into which the Membership Interests have been converted pursuant to this Section 1.7.

(e) No appraisal rights are available under applicable law to holders of Membership Interests in connection with the Holdings Merger.

Section 1.8 Effect of the NYSE/AMEX Merger on Holdings Capital Stock. Subject to the other provisions of this Article I and Article II, at the Effective Time, by virtue of the NYSE/AMEX Merger and without any action on the part of Parent, the Company or Holdings or the holder of any of their respective Securities:

(a) Each share of Holdings common stock, par value $0.01 per share (“Holdings Common Stock”) issued pursuant to Section 1.7 and outstanding immediately prior to the Effective Time shall be converted into the right to receive one fully paid and nonassessable share of Parent Common Stock (the “NYSE/AMEX Merger Consideration”).

(b) All of the shares of Holdings Common Stock converted into the right to receive the NYSE/AMEX Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time and shall thereafter represent only the right to receive the NYSE/AMEX Merger Consideration and cash in lieu of fractional shares, if any, into which such shares of Holdings Common Stock have been converted pursuant to this Section 1.8.

(c) In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Holdings Common Stock in connection with the NYSE/AMEX Merger.

(d) All membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for all membership interests of the Surviving Entity.

(e) Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued as a result of the NYSE/AMEX Merger and any holder of Membership Interests (which prior to the Effective Time shall have been converted into the right to receive the Regular Holdings Membership Consideration or the Options Principal Membership Consideration in accordance with the terms of Section 1.7) entitled to receive a fractional share of Parent Common Stock but for this Section 1.8(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in net proceeds from the sale by the Exchange Agent on behalf of such holder of the aggregate fractional shares of Parent Common Stock that such holder otherwise would be entitled to receive in the NYSE/AMEX Merger if such holder had held fractional shares of Parent Common Stock. Any such sale shall be made by the Exchange Agent within five (5) Business Days after the date upon which any Letter of Transmittal that would otherwise have resulted in the issuance of such fractional shares of Parent Common Stock has been received by the Exchange Agent.

Section 1.9 Restructuring the Mergers. The Parties hereto agree and acknowledge that Parent may restructure the Mergers; provided that such restructuring shall not (a) reduce the Regular Holdings Merger Consideration, the Options Principal Holdings Merger Consideration, the NYSE/AMEX Merger Consideration or the Contingent Consideration, (b) delay or prevent consummation of the transactions contemplated by this Agreement, or (c) prevent or impede the qualification of each Merger (other than the LLC Merger) as a reorganization within the meaning of Section 368(a) of the Code or the receipt of the IRS rulings or tax opinions referred to in Section 7.2(d) and Section 7.3(d).

ARTICLE II

EXCHANGE OF SHARES

Section 2.1 Surrender and Exchange.

(a) Exchange Agent. Prior to the Effective Time, Parent, with the approval of the Company which shall not be unreasonably withheld or delayed, shall appoint a commercial bank or trust company, or a subsidiary thereof, to act as paying and exchange agent hereunder (the “Exchange Agent”). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of the shares of Holdings Common Stock issued pursuant to Section 1.7, (i) the shares of Parent Common Stock issuable pursuant to Section 1.8 in exchange for outstanding shares of Holdings Common Stock and (ii) any cash to be paid pursuant to Section 1.8(e) in respect of any cash in lieu of fractional shares in exchange for outstanding Membership Interests upon delivery to the Exchange Agent of instructions for use in effecting the transfer and cancellation of Membership Interests in exchange for the applicable NYSE/AMEX Merger Consideration pursuant to the provisions of Article I and this Article II (such cash and shares of Parent Common Stock being hereinafter referred to as the “Exchange Fund”). For the purposes of this Section 2.1, unless the context requires otherwise, the term “Membership Interests” shall refer to former Membership Interests which, prior to the Effective Time, shall have been converted into the right to receive the Regular Holdings Membership Consideration or the Options Principal Membership Consideration in accordance with the terms of Section 1.7.

(b) The Letter of Transmittal. Parent and the Company shall cause appropriate transmittal materials, in such form as reasonably agreed upon by Parent and the Company prior to the Effective Time (the “Letter of Transmittal”), to be provided by the Exchange Agent to holders of record of the Membership Interests as soon as practicable after the Effective Time, advising such holders of the effectiveness of the Mergers and the procedure for providing instructions to the Exchange Agent to effect the transfer and cancellation of Membership Interests in exchange for the NYSE/AMEX Merger Consideration. Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of the Letter of Transmittal.

(c) After the Effective Time, upon delivery to the Exchange Agent of instructions authorizing transfer and cancellation of each Membership Interest in accordance with the terms of the Letter of Transmittal, the holders of such Membership Interests shall be entitled to receive in exchange therefor (i) that number of whole shares of Parent Common Stock in respect of the aggregate NYSE/AMEX Merger Consideration that such holder is entitled to receive pursuant to Article I (after taking into account all Membership Interests then held by such holder), and (ii) a check in the amount (after giving effect to any required Tax withholdings) equal to any cash in lieu of fractional shares, and Membership Interests which are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Membership Interests. In the event of a transfer of ownership of any Membership Interest that is not registered in the transfer records of the Company, the proper number of shares of Parent Common Stock, together with a check for any cash to be paid in lieu of fractional shares, may be issued and/or paid to such a transferee if written instructions authorizing the transfer of any Membership Interests are presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any shares of Parent Common Stock are to be issued in a name other than that in which the Membership Interest is registered on the books of the Company, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock in a name other than that of the registered holder of such Membership Interest as reflected on the books of the Company, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.

(d) Distributions with Respect to Unexchanged Shares; Voting.

(1) All shares of Parent Common Stock to be issued pursuant to the NYSE/AMEX Merger (excluding shares to be issued pursuant to Section 6.17) shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all such shares. No dividends or other distributions in respect of Parent Common Stock shall be paid to any holder of any Membership Interest until the instructions for transfer and cancellation provided in this Article II have been delivered to the Exchange Agent. Subject to the effect of applicable Laws, following delivery to the Exchange Agent of such instructions, there shall be issued and/or paid to the Membership Interest holder whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such delivery of such instructions, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(2) Holders of Membership Interests in respect of which such instructions for transfer and cancellation have not been delivered shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock represented by such Membership Interests (excluding shares to be issued pursuant to Section 6.17), regardless of whether such holders have delivered such instructions to the Exchange Agent with respect to the Membership Interests held by them.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Parent Common Stock) that remains unclaimed by the former members of the Company or the former stockholders of Holdings for 180 days after the Effective Time shall be delivered to Parent. Any former members of the Company, former stockholders of Holdings who have not theretofore complied with this Article II shall thereafter look only to Parent for delivery of any shares of Parent Common Stock of such stockholders and payment of cash in lieu of fractional shares and any dividends and other distributions in respect of Parent Common Stock of such stockholders payable and/or issuable pursuant to Section 2.1(d) upon delivery to the Exchange Agent of a properly completed Letter of Transmittal of any Membership Interest, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, AMEX or any surviving entity in the Mergers, the Exchange Agent or any other Person shall be liable to any former holder of Membership Interests for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

Section 2.2 Transfers. At or after effective time of the Holdings Merger, there shall be no transfers on the membership transfer books of the Company of the Membership Interests that were outstanding immediately prior to the effective time of the Holdings Merger.

Section 2.3 Withholding Rights. Each of Parent, Merger Sub, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.4 Further Assurances. After the Effective Time, the officers and directors of the Surviving Entity will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the NYSE/AMEX Merger.

Section 2.5 Restrictions on Equity Issuances. Notwithstanding anything to the contrary on and after the date hereof and until the Effective Time, the Company shall not (1) issue, grant, convey or provide to any Person any right of any kind, contingent or accrued, to acquire or receive a Membership Interest or benefits measured by the value of Membership Interests or (2) issue or agree to issue any Membership Interests or take any other action that could cause the aggregate number of Membership Interests to change.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed or identified in a letter (the “Company Disclosure Letter”) delivered to Parent by the Company prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article III to which the information in such letter relates; provided that disclosure in the Company Disclosure Letter as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent that it is reasonably apparent that the substance of such disclosure relates to such other sections), the Company represents and warrants to Parent as follows:

Section 3.1 Organization. The Company is a Type A Not-For-Profit Corporation duly incorporated, validly existing and in good standing under the laws of the State of New York and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties and assets or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority, when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of its

Constituent Documents, as amended and in effect on the date of this Agreement and such Constituent Documents are in full force and effect.

Section 3.2 Subsidiaries.

(a) Section 3.2(a) of the Company Disclosure Letter sets forth (i) each Subsidiary of the Company (individually, a “Company Subsidiary” and collectively, the “Company Subsidiaries”), (ii) each Company Subsidiary’s jurisdiction of incorporation or organization and (iii) the location of each Company Subsidiary’s principal executive offices. Each Company Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite corporate or other power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties and assets or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority, when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Constituent Documents of each Company Subsidiary (other than Constituent Documents for Company Subsidiaries that have no operations), as amended and in effect on the date of this Agreement and such Constituent Documents are in full force and effect.

(b) The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding Securities of each Company Subsidiary, free and clear of any Liens and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities), other than limitations or restrictions pursuant to federal and state securities Laws. All of such Securities so owned by the Company have been duly authorized and validly issued and are fully-paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the Securities of the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any entity.

Section 3.3 Capitalization; Membership Interests.

(a) Membership Interests.

(1) As of the date hereof, there are (i) 834 Regular Membership Interests and 30 Options Principal Membership Interests authorized under the Restated Certificate of Incorporation of the Company, (ii) 837 Membership Interests issued and outstanding, 807 of which are Regular Membership Interests held by regular members (as such term is defined in Article I, Section 3 of the AMEX Constitution) and 30 of which are Options Principal Membership Interests held by options principal members (as such term is defined in Article I, Section 3 of the AMEX Constitution) (together with the regular members the “Members” and each a “Member”) and (iii) 27 Membership Interests held in treasury and no Options Principal Membership Interests held in treasury. As of the date hereof, 411 of the Company Membership Interests have been leased by a lessor (as such term is defined in Article I, Section 3 of the AMEX Constitution) to a lessee (as such term is defined in Article I, Section 3 of the AMEX Constitution) pursuant to a lease agreement. As of the date hereof there are two classes of Participation Interests (as such term is defined in the recitals of the Amended and Restated Limited Liability Company Agreement of AMEX, dated December 31, 2004 (the “AMEX LLC Agreement”)) 99% of which are Class A Interests (as such term is defined in the recitals of the AMEX LLC Agreement) and are held by the Company and 1% of which are Class B Interests (as such term is defined in the recitals of the AMEX LLC Agreement) and are held by AMCAS.

(2) All of the outstanding Membership Interests have been duly authorized and are valid. Each of the outstanding shares of capital stock or other Securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned subsidiary of the Company, free and clear of any Liens. There are no preemptive or other outstanding rights, options, phantom equity, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any Membership Interests, shares of capital stock or other Securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Membership Interests or other Securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Members or holders of any other equity securities of the Company on any matter. Except as set forth in the Company Bylaws, the Company Certificate of Incorporation and the AMEX Constitution neither the Company nor any Company Subsidiary is a party to any agreements with, or has granted any rights for the benefit of or taken any similar action with respect to, any Members. The only corporate governance rights or entitlements of any Members with respect to the Company or the Company Subsidiaries are those corporate governance rights and entitlements provided for in the Company Bylaws, the Company Certificate of Incorporation and the AMEX Constitution.

Section 3.4 Authorization; Board Approval; Voting Requirements.

(a) Each of the Company, AMCAS, Holdings, AMEX and AMEX Merger Sub has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder, subject to, with respect to the Company, the adoption and approval of this Agreement by two-thirds (2/3) of the votes cast by the Members entitled to vote thereon in accordance with the N-PCL (which 2/3 shall also represent a majority of the outstanding Membership Interests) (the “Company Member Approval”). The execution, delivery and performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate actions, and no other corporate proceedings on the part of any of the Company, AMCAS, Holdings, AMEX or AMEX Merger Sub are necessary for each Party to authorize this Agreement or to consummate the transactions contemplated hereby, except for the Company Member Approval. This Agreement has been duly and validly executed and delivered by each of the Company, AMCAS, Holdings, AMEX and AMEX Merger Sub and, assuming due authorization, execution and delivery by Parent and Merger Sub, is a legal, valid and binding obligation of each of the Company, AMCAS, Holdings, AMEX and AMEX Merger Sub, enforceable against each of the Company, AMCAS, Holdings, AMEX and AMEX Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Board of Directors of the Company, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that the terms of the Mergers and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its Members, (ii) approving this Agreement, the Mergers and the other transactions contemplated by this Agreement and (iii) recommending that the Company’s Members adopt this Agreement and approve the Mergers and the other transactions contemplated by this Agreement.

(c) The Board of Governors of AMEX, at a meeting duly called and held, duly adopted resolutions (i) determining that the terms of the LLC Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of AMEX and (ii) approving this Agreement, the LLC Merger and the other transactions contemplated by this Agreement.

(d) Assuming the accuracy of the representations and warranties of Parent set forth in Section 4.3, the affirmative vote of two-thirds (2/3) of the votes cast by the Members entitled to vote thereon at the Company Members Meeting (which 2/3 shall also represent a majority of the outstanding Membership Interests) or any adjournment or postponement thereof to adopt this Agreement is the only vote of the holders of any class or series of Securities of the Company necessary to adopt this Agreement and approve the transactions contemplated hereby.

Section 3.5 Consents and Approvals; No Violations.

(a) The execution and delivery of this Agreement by each of the Company, AMCAS, Holdings, AMEX and AMEX Merger Sub do not and the consummation by each of the Company, AMCAS, Holdings, AMEX and AMEX Merger Sub of the transactions contemplated hereby will not: (i) conflict with any provisions of the Constituent Documents of the Company or any Company Subsidiary; (ii) violate any Law or Order (subject to compliance with the matters set forth in Section 3.5(b)); (iii) result in any material violation of or default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent or payment under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise or license; (iv) result in the creation or imposition of any material Lien upon any properties or assets of the Company or any Company Subsidiary; or (v) cause the suspension or revocation of any material permit, license, governmental authorization, consent or approval necessary for the Company or any Company Subsidiary to conduct its business as currently conducted, except in the case of (ii), for such violations that individually or in the aggregate, have not had and are not reasonably expected to result in, a Company Material Adverse Effect.

(b) No consent, approval, Order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity or Self-Regulatory Organization is required to be made or obtained by the Company or any Company Subsidiary in connection with the execution or delivery of this Agreement by the Company, AMCAS, Holdings, AMEX and AMEX Merger Sub or the consummation by the Company, AMCAS, Holdings, AMEX and AMEX Merger Sub of the transactions contemplated hereby, except for: (i) compliance by the Company with the HSR Act and any required filings or notifications under any foreign antitrust merger control laws (the “Foreign Competition Laws”); (ii) the filing of the Certificates of Merger with the Secretary of State of the States of Delaware and/or New York, as applicable, in accordance with the DGCL, DLLCA and/or N-PCL, as applicable; (iii) the filings with the SEC of (A) the registration statement on Form S-4 promulgated under the Securities Act (which shall include the Proxy Statement/Prospectus) and (B) such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby; (iv) such clearances, consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under applicable U.S. federal and state securities Laws; (v) any other filings, notices, approvals and/or consents to be obtained from the SEC or any European Regulator; and (vi) any consent, approval, Order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity or Self-Regulatory Organization (other than any of the foregoing addressed in clauses (i) through (v) above), the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.6 Company Reports; Financial Statements.

(a) Each of the Company and its Subsidiaries has made available each of its annual reports and proxy statements delivered to its Members since December 31, 2004 (collectively, the “Company Reports”). Neither the Company nor any of its Subsidiaries has received, or knows of, any comments or inquiries from the SEC relating to any Company Report that, individually or in the aggregate, have had or are reasonably expected to have a Company Material Adverse Effect. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has delivered to Parent true and complete copies of the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006 and the consolidated unaudited financial statements as of September 30, 2007 (together the “Company Financial Statements”). Each of the consolidated balance sheets included in the Company Financial Statements (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of income, retained earnings, and cash flows and of changes in financial position included in the Company Financial Statements (including any related notes and schedules) fairly presents the results of operations, retained earnings, members’ equity, cash flows and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein, in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein.

(b) The Company and its Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of their financial statements and to maintain accountability for their assets, (iii) access to their assets is permitted only in accordance with management’s authorization, (iv) the reporting of their assets is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory are recorded accurately in all respects.

(c) Neither the Company, nor any of its Subsidiaries has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices.

Section 3.7 Absence of Undisclosed Liabilities. Except as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company Financial Statements, the Company and the Company Subsidiaries do not have any material liabilities or obligations, whether or not accrued, known or unknown, contingent or otherwise and whether or not required to be disclosed or reflected on or reserved against in on a consolidated balance sheet of the Company and the Company Subsidiaries.

Section 3.8 Form S-4; Proxy Statement/Prospectus. None of the information supplied or to be supplied by the Company, AMCAS, AMEX or AMEX Merger Sub for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the NYSE/AMEX Merger (including the Contingent Consideration, if any) (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC or at any time it is supplemented or amended or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement/Prospectus will, on the date mailed to the Members and at the time of the Company Members Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.9 Absence of Certain Changes. Since December 31, 2006, (i) the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice, (ii) except as required by GAAP, there has not been any change by the Company in its accounting principles, practices or methods and (iii) there has not been any change by the Company in its system of internal accounting controls. Since December 31, 2006, there have not been (x) any changes, circumstances or events that, individually or in the aggregate, have resulted in or would reasonably be expected to result in a Company Material Adverse Effect and (y) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of the Company Subsidiaries.

Section 3.10 Litigation. There is no material civil, criminal or administrative suit, claim, action, proceeding, arbitration, review hearing or investigation (whether at law or in equity, before or by any Governmental Entity, Self-Regulatory Organization or before any arbitrator) pending, affecting, or to the knowledge of the Company, threatened within the three-year period prior to the date of this Agreement against the Company or any Company Subsidiary, or their respective properties, rights, directors or officers. There is no material Order of any Governmental Entity, Self-Regulatory Organization or arbitrator outstanding against the Company or any Company Subsidiary. There is no suit, claim, action, proceeding, arbitration, review, hearing or investigation (whether at law or in equity, before or by any Governmental Entity, Self-Regulatory Organization or before any arbitrator) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, which seeks to, or could reasonably be expected to, restrain, enjoin or delay the consummation of the Mergers or any of the other transactions contemplated hereby or which seeks damages in connection therewith, and no injunction of any type has been entered or issued.

Section 3.11 Compliance with Laws.

(a) Each of the Company and the Company Subsidiaries hold all material permits, licenses, franchises, variances, exemptions, Orders and other approvals, consents and authorizations of all Governmental Entities and Self-Regulatory Organizations necessary for the lawful conduct of their respective businesses or ownership of their respective assets and properties as presently conducted (together, the “Company Permits”), except where the failure to have such Company Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect. Neither the Company nor the Company Subsidiaries is, or has been since January 1, 2006, in conflict with, or in default or violation of the Company Permits, all Laws and the applicable rules of any Self-Regulatory Organization or any Contract to which the Company or the Company Subsidiaries or any of their respective properties is bound or affected, except in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is in compliance with its Constituent Documents. The Company and the Company Subsidiaries are in compliance with all undertakings of the Company and the Company Subsidiaries in connection with any investigation or examination by the SEC or any other Governmental Entity or Self-Regulatory Authority, other than such failures to be in compliance that, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect. Except as set forth in the Company Financial Statements, no investigation or review by any Governmental Entity or Self-Regulatory Authority with respect to the Company or the Company Subsidiaries is pending or, to the knowledge of the Company, threatened, nor to the knowledge of the Company, has any Governmental Entity or Self-Regulatory Authority indicated an intention to conduct the same, except, in each case, for those the outcome of which, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect, (x) no material change is required in the Company’s or any Company Subsidiary’s processes, properties or procedures to comply with any Laws in effect on the date hereof or enacted as of the date hereof and scheduled to be effective after the date hereof and (y) the Company has not received any written notice or written communication of any noncompliance with any Laws and to the knowledge of the Company, no Governmental Entity or Self-Regulatory Organization has otherwise identified any instance in which the Company or any Company Subsidiary is or may be in violation of applicable Laws.

(b) AMEX is registered as a national securities exchange and as a self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act) and has in effect rules (i) in accordance with the provisions of the Exchange Act for the trading of securities listed or accepted for trading on AMEX and (ii) with respect to all other matters for which rules are required under the Exchange Act.

Section 3.12 Taxes.

(a) All material Tax Returns required to be filed by, or on behalf of, the Company or any Company Subsidiary have been timely filed, and all such Tax Returns are true, complete and correct.

(b) The Company and each Company Subsidiary has paid (or has had paid on its behalf) all material Taxes due and payable, including amounts claimed or asserted by any Governmental Entity to be due and payable, and the Company’s most recent financial statements included in the Company Reports reflect an adequate accrual, in accordance with GAAP, for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

(c) There are no Liens for Taxes on any of the assets of the Company or the Company Subsidiaries other than Liens for Taxes not yet due and payable.

(d) The Company and the Company Subsidiaries have complied with all applicable Laws relating to the payment and withholding of Taxes.

(e) No notification has been received by the Company or any Company Subsidiary that any action is pending, proposed or asserted with regard to any Taxes or Tax Returns of the Company or its Subsidiaries.

(f) Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes, and there is no currently effective agreement extending, or having the effect of extending, the period of assessment or collection of any Taxes with respect to the Company or any Company Subsidiary nor has any request been made for any such waiver or extension.

(g) No notice of a claim of pending investigation has been received from any jurisdiction with which the Company or any Company Subsidiary currently does not file Tax Returns, alleging that the Company or any Company Subsidiary has a duty to file Tax Returns or pay Taxes in such jurisdiction.

(h) Neither the Company nor any Company Subsidiary (i) joins or has joined in the filing of any affiliated, consolidated, combined or unitary federal, state, local or foreign Tax Return, other than federal income Tax Returns for the consolidated group of which the Company is the common parent or (ii) has any liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, by contract or otherwise.

(i) Neither the Company nor any of Company Subsidiaries is a party to or bound by (A) any Tax sharing agreement or Tax indemnity agreement, arrangement or practice or (B) any ruling issued by a Governmental Entity with respect to Taxes.

(j) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(k) The Company has made available to Parent true and correct copies of the U.S. federal income Tax Returns filed by the Company and the Company Subsidiaries for all taxable years ending after December 31, 2003.

(l) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period ending after the Effective Time as a result of any (A) change in method of accounting under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. law) prior to the Effective Time, (B) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), ruling, settlement, or compromise obtained or entered into prior to the Effective Time, or (C) installment sale, intercompany transaction or open transaction made prior to the Effective Time.

(m) Neither the Company nor any Company Subsidiary has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(n) Neither the Company nor any of the Company Subsidiaries is or has been at any time within the last five years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(o) None of the Company or any Company Subsidiary has taken or has agreed to take any action, or has knowledge of any facts or circumstances, that would prevent or impede, or would be reasonably likely to prevent or impede, any Merger (other than the LLC Merger) from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(p) Since the date of its formation, AMEX has been treated for federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(q) None of the Company or any Company Subsidiary has any obligation to repay any credits or amounts received under any grant, economic development or employment incentive, or other similar agreement or arrangement with any Governmental Entity.

Section 3.13 Real Property. The description of the Company Leased Real Property and the Leases contained in Section 3.13 of the Company Disclosure Letter constitutes complete and accurate description all the leasehold interests in real property and of all Leases of the Company and the Company Subsidiaries as lessor, sublessor, lessee, sublessee, licensor or licensee, as the case may be. With the exception of the Company Owned Real Properties, the land, building and improvements of which the Company or a Company Subsidiary owns in fee simple and free and clear of any Liens other than Permitted Liens, the Company and the Company Subsidiaries do not own any fee interest in any real property. With respect to the Company Leased Real Property and the corresponding Leases (each a “Company Lease”):

(a) all buildings, structures, fixtures and leasehold improvements required to be maintained or repaired by the Company or any Company Subsidiaries or lessee under each Company Lease (the “Company Improvements”) are in good repair and operating condition in all material respects, subject only to ordinary wear and tear, and are adequate and suitable in all material respects for the purposes for which they are presently being used or held for use, and to the knowledge of the Company, there are no facts or conditions affecting any of the Company Improvements that, in the aggregate, would reasonably be expected to materially and adversely interfere with the current use, occupancy or operation thereof;

(b) the Company has made available to Parent complete and accurate copies of all Leases of Company Leased Real Property (including any amendments, modifications or supplements thereto), and there are no oral agreements or modifications thereof;

(c) the Company or the applicable Company Subsidiary that is party thereto has good and valid leasehold interests in each such Company Lease (subject to the terms of the applicable Company Lease governing its interests therein), in each case free and clear of all Liens other than Permitted Liens;

(d) with respect to each Company Lease, each such Company Lease is the legal, valid, binding, and enforceable obligation of the Company or the applicable Company Subsidiary that is the party thereto, and, to the knowledge of the Company, is in full force and effect and the binding obligation of the other parties thereto and will continue to be the legal, valid, binding, and enforceable obligation of the Company or the applicable Company Subsidiary (and, to the knowledge of the Company, of the other parties thereto) immediately following the consummation of the transactions contemplated by this Agreement;

(e) with respect to each Company Lease, neither the Company nor any Company Subsidiary has received any written notice that it is in default under any such Company Lease, nor is the Company or any Company Subsidiary (nor to the knowledge of the Company is any other party to such Company Lease) in default under any such Company Lease, and no event has occurred, which, after the giving of notice, with lapse of time, or both, or otherwise, would constitute a default by the Company or any Company Subsidiary nor, to the knowledge of the Company, any other party under such Company Lease;

(f) with respect to each Company Lease, neither the Company nor the applicable Company Subsidiary has assigned, subleased, transferred, conveyed or encumbered or suffered or created any Lien on any Company Lease or any interest in the leasehold or subleasehold created by any such Company Lease;

(g) with respect to each Company Lease, neither the Company nor any Company Subsidiary has received any notice of, and to the knowledge of the Company, there are no, threatened or pending condemnation proceedings relating to the Company Leased Real Property; and

(h) with respect to each Company Lease, there are no outstanding options or rights of any party (other than the Company or the applicable Company Subsidiary) to terminate such Company Lease prior to the expiration of the term thereof (other than in the case of breaches by any tenant thereto of which, to the knowledge of the Company, there are none).

Section 3.14 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 3.14(a) of the Company Disclosure Letter includes a complete list of all material Employee Benefit Plans.

(b) With respect to each Employee Benefit Plan, the Company has made available to Parent a complete copy of: (i) each writing constituting a part of such Plan; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent annual financial and/or actuarial report, if any; and (v) the most recent determination letter from the IRS, if any.

(c) Section 3.14(c) of the Company Disclosure Letter identifies each Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and the Company knows of no existing circumstances and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust. All material contributions required to be made to any Plan, and all material premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements, to the extent required by GAAP. With respect to each Employee Benefit Plan, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) the Company and its Subsidiaries have complied, and are now in compliance with all Laws and regulations applicable to such Employee Benefit Plans and (ii) each Plan has been administered in all material respects in accordance with its terms.

(d) No Employee Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”). None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. None of the Company and its Subsidiaries nor any ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. To the knowledge of the Company, there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of the Company or any of its Subsidiaries following the Closing. The Company and its Subsidiaries have no liability for welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to the Company and its Subsidiaries or for continuation of welfare benefits pursuant to an employment or severance arrangement for a period following termination of employment of no greater than three years. The Company has taken such actions as it deems necessary to reserve the right to amend, terminate or modify at any time all arrangements providing for retiree welfare coverage. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) None of the Company and its Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Employee Benefit Plans or their related trusts, the Company, any of its Subsidiaries or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA and (ii) there are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Employee Benefit Plans, any fiduciaries thereof with respect to their duties to the Employee Benefit Plans or the assets of any of the trusts under any of the Employee Benefit Plans.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, all Employee Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(g) To the knowledge of the Company, each Employee Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) that is subject to Section 409A of the Code, has been operated in all material respects based upon a good faith, reasonable interpretation of Section 409A of the Code and the authorities thereunder.

(h) With respect to each Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Plan equals or exceeds the actuarial present value of all accrued benefits under such Plan (whether or not vested) on a termination basis; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such Plan and, to the Company’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Plan.

Section 3.15 Employees; Labor Matters.

(a) Neither the Company nor any Company Subsidiary is party to, bound by, or in the process of negotiating a collective bargaining agreement or similar labor-related agreement or understanding.

(b) None of the employees of the Company or any Company Subsidiary is represented by a labor union or other labor organization and, to the knowledge of the Company, (i) there is no organizational effort currently being made or threatened by or on behalf of any labor union or labor organization to organize any employees of the Company or any Company Subsidiary, (ii) no demand for recognition of any employees of the Company or any Company Subsidiary has been made by or on behalf of any labor union or labor organization in the past three (3) years and (iii) no petition has been filed, nor has any proceeding been instituted by any employee of the Company or any Company Subsidiary or group of employees of the Company or any Company Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining representative in the past three (3) years.

(c) There is no pending or, to the knowledge of the Company, threatened (i) strike, lockout, work stoppage, slowdown, picketing or material labor dispute with respect to or involving any employees of the Company or any Company Subsidiary, and there has been no such action or event in the past five (5) years and (ii) arbitration, or material grievance against the Company or any Company Subsidiary involving current or former employees, applicants for employment or representatives of employees of the Company or any Company Subsidiary.

(d) The Company and the Company Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect are in compliance in all material respects with all (i) federal and state laws and requirements respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation and the collection and payment of withholding and/or payroll taxes and similar taxes and (ii) obligations of the Company or any of the Company Subsidiaries under any employment agreement, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or understanding.

(e) There is no charge or complaint pending or, to the knowledge of the Company, threatened before any Governmental Entity alleging unlawful discrimination in employment practices, unfair labor practices or other unlawful employment practices by the Company or any of the Company Subsidiaries.

(f) To the knowledge of the Company, no executive officer or other key employee of the Company or any Company Subsidiary is subject to any non-compete, non-solicitation, non-disclosure, confidentiality, employment, consulting or similar agreement relating to, affecting or in conflict with the present or proposed business activities of the Company or any Company Subsidiary, except agreements between the Company or one of the Company Subsidiaries and its present and former officers or employees.

(g) During the preceding two years, (i) neither the Company nor any Company Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any Company Subsidiary affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any Company Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. No employee of the Company or any of the Company Subsidiaries has experienced an “employment loss,” as defined by the WARN Act or any similar applicable state, local or foreign law, requiring notice to employees in the event of a closing or layoff, within the past ninety days.

Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a complete and accurate list of all of the following throughout the world granted to, applied for or owned by the Company or any Company Subsidiary: (i) Patents, (ii) registered Trademarks (including Internet domain name registrations) and material unregistered Trademarks, (iii) registered Copyrights and material unregistered Copyrights and (iv) material Software which are owned by the Company. Such list includes, where applicable, the record owner, jurisdiction and registration and/or application number, and date issued (or filed) for each of the foregoing.

(b) No royalties, honoraria or other fees are payable to any third parties for the use of or right to use any (i) Intellectual Property owned by the Company or any of the Company Subsidiaries or (ii) Intellectual Property licensed by the Company or any of its subsidiaries except pursuant to the Company License Agreements.

(c) The Company is the sole and exclusive owner of or has a valid right to use, free and clear of all Liens (except Permitted Liens), all of the material Intellectual Property used in or necessary for the conduct of its business as currently conducted or contemplated to be conducted. The material Intellectual Property used in the business of the Company or the Company Subsidiaries, are in each case subsisting, in full force and effect, and have not been cancelled, expired, or abandoned.

(d) There are no pending, or to the knowledge of the Company, threatened claims, suits, arbitrations or other adversarial proceedings before any court, agency, arbitral tribunal, or registration authority in any jurisdiction alleging that the activities or conduct of the business of the Company and the Company Subsidiaries infringe upon, misappropriate, violate or constitute the unauthorized use of the Intellectual Property of any third party or challenging the Company’s or any Company Subsidiary’s ownership, use, validity, enforceability, or registrability of any Intellectual Property.

(e) To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries by the Company as currently conducted or planned to be conducted does not infringe upon, misappropriate, violate or constitute the unauthorized use of (either directly or indirectly, such as through contributory infringement or inducement to infringe) any Intellectual Property of any other Person.

(f) To the knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any material Intellectual Property used by the Company or any Company Subsidiary, and no claims, suits, arbitrations or other adversarial claims have been brought or threatened against any third party by the Company or any Company Subsidiary.

(g) The Company has taken reasonable measures to protect the confidentiality of its Trade Secrets, including requiring its employees with access to such Trade Secrets and other parties having more than de minimis access thereto to execute written non-disclosure agreements. To the knowledge of the Company, none of its Trade Secrets have been disclosed or authorized to be disclosed to any third party other than pursuant to a non-disclosure agreement. To the knowledge of the Company, no third party to any non-disclosure agreement with the Company is in breach, violation or default thereof.

(h) With respect to any Intellectual Property, including Software, that is owned by the Company, such Intellectual Property was either developed (i) by employees of the Company within the scope of their employment or (ii) by independent contractors who have vested all rights in and to such Intellectual Property to the Company pursuant to written agreements (such as by assignment or work-made-for-hire provisions).

(i) No current or former partner, director, officer, or employee of the Company (or any of its predecessors in interest) will, after giving effect to the transactions contemplated herein, own or retain any rights to use any of the Intellectual Property.

(j) The Company has established and maintained a commercially reasonable privacy policy and has been in compliance with such policy and all applicable federal, state, local and foreign laws and regulations relating to privacy, data protection, export and the collection and use of personally identifiable information and user information gathered or accessed in the course of the operation of its business.

(k) For purposes of this Agreement, “Intellectual Property” means (i) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing (collectively, “Trademarks”); (ii) patents (including any registrations, continuations, continuations in part, renewals and applications for any of the foregoing) (collectively, “Patents”); (iii) copyrights (including any registrations and applications for any of the foregoing) (collectively, “Copyrights”); (iv) computer programs (including any and all software implementation of algorithms, models and methodologies, whether in source code or object code), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) relating to any of the foregoing (collectively, “Software”); and (v) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies (collectively, “Trade Secrets”), in each case used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted or contemplated to be conducted by the holder thereof.

Section 3.17 Contracts.

(a) Except for the Employee Benefit Plans, neither the Company nor any Company Subsidiary is a party to or bound by, nor are any of their respective assets, businesses or operations party to, or bound or affected by, or receive benefits under:

(i) any material agreement relating to Indebtedness in excess of $175,000;

(ii) any joint venture, partnership, limited liability company or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of the Company Subsidiaries;

(iii) any agreement or series of related agreements, including any option agreement, relating to the acquisition or disposition of any material business or material real property (whether by merger, sale of stock, sale of assets or otherwise);

(iv) any material agreement, other than an agreement with respect to compensation or similar arrangements not involving a director of the Company or one of the officers of the Company for purposes of Section 16 of the Exchange Act and any agreement entered into in a commercially reasonable manner consistent with industry practice, with (A) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding Securities of the Company or any Company Subsidiary, (B) any Person 5% or more of the outstanding Securities of which are directly or indirectly owned, controlled or held with power to vote by the Company or any Company Subsidiary or (C) any current or former director or officer of the Company or any Company Subsidiary;

(v) any agreement (including any exclusivity agreement) that purports to limit or restrict in any material respect either the type of business in which the Company or any Company Subsidiary (or, after the Effective Time, the Surviving Entity or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business including any covenant not to compete or could require the disposition of any material assets or line of business of the Company or any Company Subsidiary;

(vi) any agreement under which (A) any Person (other than the Company or a Company Subsidiary) has directly or indirectly guaranteed any liabilities or obligations of the Company or any Company Subsidiary or (B) the Company or any Company Subsidiary has directly or indirectly guaranteed liabilities or obligations of any other Person (other than the Company or a Company Subsidiary) (in each case other than endorsements for the purpose of collection in a commercially reasonable manner consistent with industry practice), unless such guarantor obligation is less than $50,000;

(vii) any other agreement or amendment that would be required to be filed as an exhibit to a future report, schedule, form or statement required to be filed with or furnished to the SEC (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K under the Securities Act) if the Company was subject to the reporting requirements under the Exchange Act;

(viii) any material agreement relating to the clearing arrangements, trading platforms, information technology, or trading floors of AMEX or the Company;

(ix) any material agreement granting or obtaining any right to use or practice any rights under any Intellectual Property to which the Company is a party or otherwise bound (collectively, the “Company License Agreements”);

(x) any indemnification or employment contract with any director or officer of the Company or the Company Subsidiaries;

(xi) any collective bargaining agreements;

(xii) any lease covering Company Leased Real Property;

(xiii)(a) any customer contract (not including contracts with listed issuers or index calculation contracts) or any pending bids or proposals under any such agreement in each case involving total payments in excess of $50,000 and (b) any contract with a listed issuer or index calculation contract involving total payments of over $150,000;

(xiv) supply agreement or contract with any Governmental Entity and any pending bids or proposals under any such agreement or contract, in each case involving total payments in excess of $175,000;

(xv) any agreement which provides for payments that are contingent upon the revenues of the Company and/or its Subsidiaries;

(xvi) any consulting contract and material agreement relating to the trading platforms, information technology or trading floors of AMEX or the Company that is not terminable by the Company or the Company Subsidiaries on notice of thirty (30) days or less and without penalty; or

(xvii) any agreement the termination of which would reasonably be expected to result in a Company Material Adverse Effect.

(b) The agreements, commitments, arrangements and plans, whether written or oral, listed or required to be listed in Section 3.17(a) of the Company Disclosure Letter are referred to herein as the “Company Contracts.” Each Company Contract is a valid and binding agreement of the Company or a Company Subsidiary, as the case may be, and is in full force and effect, and none of the Company, any Company Subsidiary or, to the knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any such Company Contract; and no event has occurred, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material default by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party under such Company Contract. Since January 3, 2005, neither the Company nor any Company Subsidiary has released or waived any material right under any such Company Contract. True, correct and complete copies of (i) each such Company Contract (including all modifications and amendments thereto and waivers thereunder) and (ii) all form contracts, agreements or instruments used in and material to the business of the Company and the Company Subsidiaries have been made available to Parent.

Section 3.18 Environmental Laws and Regulations.

(a) Except for matters that the Company reasonably believes have been fully resolved in writing, including the payment of any fines and payments with respect thereto, the Company and each Company Subsidiary has complied in the eight (8) years prior to the date of this Agreement and is in compliance with all applicable Environmental Laws and has obtained and is in compliance with all Environmental Permits, except, in either case, where the failure to so comply would not reasonably be expected to result in a Company Material Adverse Effect.

(b) Except for matters that the Company reasonably believes have been fully resolved in writing with the relevant claimant, in the eight (8) years prior to the date of this Agreement, (i) no notice, demand, request for information, citation, summons or Order involving the Company or any Company Subsidiary or any properties currently or, to the knowledge of the Company, formerly owned, leased, operated or used by the Company or any Company Subsidiary, relating to or arising out of or asserting any material violation or material liability under any applicable Environmental Law has been received by the Company or any Company

Subsidiary, and (ii) no complaint has been filed, no penalty or fine has been assessed, and, to the knowledge of the Company, no investigation, action, claim, suit or proceeding is pending or threatened by any Person involving the Company or any Company Subsidiary, relating to or arising out of or asserting any material violation of or any material liability under, any Environmental Law.

(c) No Releases of Hazardous Substances have occurred at, on, above, under or from any properties currently or, to the knowledge of the Company, formerly owned, leased, operated or used by the Company or any Company Subsidiary that, in each case, would reasonably be expected to result in a Company Material Adverse Effect.

(d) Except in each case below as would not reasonably be expected to result in a Company Material Adverse Effect, there are and have been no circumstances, actions, activities, conditions, events or incidents that could reasonably be expected to result in liability against or any investigatory, corrective or remedial obligation of the Company or the incurring or expenditure of costs and expenses by the Company (collectively, “Environmental Liability”) arising from or as a result of (i) the presence of or exposure of or by any person to any Hazardous Substance at, on, above, under, or about any properties or assets currently or formerly owned, leased, operated or used by the Company or any Company Subsidiary (including, in the case of buildings or improvements, the presence or existence of asbestos-containing materials or polychlorinated biphenyls, or other toxic materials, whether or not friable or encapsulated), or (ii) the past or present use, management, handling, transport, treatment, generation, storage, disposal, Release or threatened Release of Hazardous Substances (including, in the case of buildings or improvements, the presence or existence of asbestos-containing materials or polychlorinated biphenyls, or other toxic materials, whether or not friable or encapsulated), including without limitation in the case of subdivisions (i) and (ii), arising out of or as a result of the occurrences on or about September 11, 2001, or (iii) any future remediation, repair or abatement of any Hazardous Substances as a result of any reasonably anticipated repair, alteration, renovation, improvement, modification, construction, restoration or demolition (including without limitation any of the forgoing required by reason of unforeseen damage or destruction by fire or other casualty or Act of God) of or at any existing buildings or improvements or any portion thereof).

(e) To the Company’s knowledge, the Company has provided to Parent all material environmental site assessments, audits, investigations and studies in the possession, custody or control of the Company or any Company Subsidiary and prepared in the ten (10) years prior to the date of this Agreement relating to environmental conditions at the properties or assets currently or formerly owned, leased, operated or used by the Company or any Company Subsidiary. Except as set forth in Schedule 3.18(e), none of the site assessments, audits, investigations and studies provided by the Company under this Section 3.18 (e) describe matters which would reasonably be expected to have a Company Material Adverse Effect and all environmental remediation or abatement work (including removal, transportation and disposal of asbestos-containing materials) as indicated or recommended in any such site assessments, audits, investigations and studies has been completed in material compliance with applicable Environmental Law.

Section 3.19 Insurance Coverage. The Company and the Company Subsidiaries maintain policies of insurance (including without limitation Directors and Officers Insurance) in such amounts and against such risks as are customary in the industry in which the Company and the Company Subsidiaries operate. Except as would not reasonably be expected to result in a Company Material Adverse Effect, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, this Agreement or the consummation of any of the transactions contemplated hereby.

Section 3.20 Foreign Corrupt Practices and International Trade Sanctions. Neither the Company, nor any Company Subsidiary, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, federal or state Law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.21 Opinion of Financial Advisor. The Company has received the opinion of Morgan Stanley & Co. Incorporated (the “Company Financial Advisors”), dated as of January 17, 2008, to the effect that, as of the date of such opinion and subject to the procedures followed, and the qualifications and limitations set forth therein, the combined amount of the NYSE/AMEX Merger Consideration plus the Contingent Consideration to be received by the holders of the Membership Interests who receive Holdings Common Stock pursuant to this Agreement was fair from a financial point of view to such holders.

Section 3.22 Brokers. No Person other than the Company Financial Advisors is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any Party hereto in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has made available to Parent a true, correct and complete copy of each agreement between the Company or any Company Subsidiary and the Company Financial Advisor relating to the Mergers and the other transactions contemplated by this Agreement.

Section 3.23 Takeover Statute; No Restrictions on the Mergers.

(a) No state “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute is applicable to the Mergers or the other transactions contemplated by this Agreement.

(b) The Company has or caused to be taken all necessary action in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements in the Constituent

Documents of the Company and the Company Subsidiaries concerning “business combination,” “fair price,” “voting requirement” or other related provisions.

Section 3.24 AMEX as an Exchange and Network B Administrator.

(a) AMEX is registered as a national securities exchange and as a self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act) and has in effect rules (i) in accordance with the provisions of the Exchange Act for the trading of securities listed or accepted for trading on AMEX and (ii) with respect to all other matters for which rules are required under the Exchange Act.

(b) AMEX is the designated Network B Administrator under the CTA/CQ Plans. AMEX will not cease to be the designated Network B Administrator under the CTA/CQ Plans as a result of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each of the Company, AMCAS, Holdings, AMEX and AMEX Merger Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as otherwise disclosed or identified in the Parent SEC Documents filed prior to the date hereof or in a letter (the “Parent Disclosure Letter”) delivered to the Company by Parent prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article IV to which the information in such letter relates; provided that disclosure in the Parent Disclosure Letter as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent that it is reasonably apparent that the substance of such disclosure relates to such other sections), Parent represents and warrants to the Company as follows:

Section 4.1 Organization. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties and assets or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority, when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Parent Material Adverse Effect. Parent has made available to the Company true, correct and complete copies of its Constituent Documents, as amended and in effect on the date of this Agreement and such Constituent Documents are in full force and effect.

Section 4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 800,000,000 shares of Common Stock, par value $0.01 per share (the “Parent Common Stock”) and (ii) 400,000,000 shares of Preferred Stock, par value $0.01 per share (the “Parent Preferred Stock”).

(b) At the close of business on January 16, 2008, (i) 264,823,308 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 1,670,280 shares of Parent Common Stock where held in treasury by either Parent or a direct or indirect wholly owned subsidiary of Parent and (iv) 11,327,814 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s equity or equity-based compensation plans. Except as set forth above, as of January 16, 2008, no shares of capital stock of Parent were issued, reserved for issuance or outstanding. All issued and outstanding shares of Parent Common Stock and Parent Preferred Stock have been, and all shares of Parent Common Stock that may be issued pursuant to the exercise of outstanding options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully-paid and nonassessable and are subject to no preemptive or similar rights.

(c) Other than equity compensation awards to current or prospective directors, officers, employees and consultants or Parent, there are no preemptive or similar rights on the part of any holder of any class of Securities of Parent or any subsidiary of Parent. Neither Parent nor any subsidiary of Parent has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of any class of Securities of Parent or any subsidiary of Parent on any matter submitted to such holders of Securities. As of the date of this Agreement, there are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which Parent or any subsidiary of Parent is a party or by which any of them is bound (i) obligating Parent or any subsidiary of Parent to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any Securities of Parent or any subsidiary of Parent, or any security convertible or exercisable for or exchangeable into any Securities of Parent or any of subsidiary of Parent, (ii) obligating Parent or any subsidiary of Parent to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Securities of Parent or any subsidiary of Parent. As of the date of this Agreement, there are no outstanding contractual obligations of Parent or any subsidiary of Parent to repurchase, redeem or otherwise acquire any Securities of Parent or any subsidiary of Parent. There are no proxies, voting trusts or other agreements or understandings to which Parent is a party or is bound with respect to the voting of the Securities of Parent.

(d) All shares of Parent Common Stock to be issued in connection with the NYSE/AMEX Merger (including the Contingent Consideration, if any) will be, when issued in accordance with the terms of this Agreement, duly authorized, validly issued, fully-paid and nonassessable and subject to no preemptive or similar rights.

(e) As of the date of this Agreement, Parent is, and at the Effective Time Parent will be, the sole member of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

Section 4.3 Authorization.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, to consummate the NYSE/AMEX Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the NYSE/AMEX Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate actions, and no other corporate proceedings on the part of Parent or Merger Sub are necessary for Parent or Merger Sub to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by each of the Company, Holdings, AMCAS, AMEX and AMEX Merger Sub, is a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Board of Directors of Parent has duly and unanimously adopted resolutions (i) determining that the terms of the NYSE/AMEX Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of Parent and its stockholders and (ii) approving this Agreement, the NYSE/AMEX Merger and the other transactions contemplated by this Agreement.

Section 4.4 Consents and Approvals; No Violations.

(a) The execution and delivery of this Agreement by Parent or Merger Sub does not and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not: (i) conflict with any provisions of the Constituent Documents of Parent or Merger Sub; (ii) violate any Law or Order (subject to compliance with the matters set forth in Section 4.4(b)); (iii) result in any violation of or default or loss of a benefit under or require any consent under, or permit the acceleration or termination of any obligation under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise or license; (iv) result in the creation or imposition of any Lien upon any properties or assets of Parent or any subsidiary of Parent; or (v) cause the suspension or revocation of any permit, license, governmental authorization, consent or approval necessary for Parent to conduct its business as currently conducted, except, in the case of clauses (ii), (iii), (iv) and (v), as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect and as would not reasonably be expected to materially delay or impair the consummation of the Mergers.

(b) No consent, approval, Order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity or Self-Regulatory Organization is required to be made or obtained by Parent or any subsidiary of Parent in connection with the execution or delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby, except for: (i) compliance by Parent with the HSR Act and any applicable Foreign Competition Laws; (ii) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware and/or New York, as applicable, in accordance with the DGCL DLLCA and/or N-PCL, as applicable; (iii) the filings with the SEC of (A) the Proxy Statement/Prospectus, (B) the registration statement on Form S-4 promulgated under the Securities Act and (C) such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby; (iv) such clearances, consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under applicable U.S. federal and state securities Laws; (v) any other filings, notices, approvals and/or consents to be obtained from the SEC or any European Regulator; and (vi) any consent, approval, Order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity or Self-Regulatory Organization (other than any of the foregoing addressed in clauses (i) through (v) above), the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 4.5 SEC Reports; Parent Financial Statements.

(a) Each of Parent and its Subsidiaries has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished with or by it to the SEC since January 1, 2005 (together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, the “Parent SEC Documents”). As of its respective date, or, if amended, as of the date of the last such amendment, each of the Parent SEC Documents, complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act applicable to such Parent SEC Documents, and did not, and any Parent SEC Documents filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Parent Financial Statements have been derived from the accounting books and records of Parent and the subsidiaries of Parent and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented, except as otherwise noted therein. The consolidated balance sheets (including the related notes) included in the Parent Financial Statements present fairly in all material respects the financial position of Parent and the subsidiaries of Parent as at the respective dates thereof, and the consolidated statements of income, consolidated statements of stockholders’ equity and consolidated statements of cash flows (in each case including the related notes) included in such Parent Financial Statements present fairly in all material respects the results of operations, stockholders’ equity and cash flows of Parent and the subsidiaries of Parent for the respective periods indicated.

(c) There are no amendments or modifications, which are or, to the knowledge of Parent, will be required to be filed with the SEC, but have not yet been filed with the SEC, to (i) agreements, documents or other instruments which previously have been filed by Parent with the SEC pursuant to the Exchange Act or (ii) the Parent SEC Documents. Parent has timely responded to all comment letters of the staff of the SEC relating to the Parent SEC Documents, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. Parent has made available to the Company true, correct and complete copies of all correspondence with the SEC occurring since January 1, 2005. None of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

Section 4.6 Absence of Undisclosed Liabilities. Parent and the subsidiaries of Parent do not have any liabilities or obligations, whether or not accrued, known or unknown, contingent or otherwise and whether or not required to be disclosed or reflected on or reserved against in the consolidated balance sheet of Parent and the subsidiaries of Parent, except liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 4.7 Form S-4; Proxy Statement/Prospectus. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC or at any time it is supplemented or amended or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement/Prospectus will, on the date mailed to the Members of the Company and at the time of the Company Members Meeting, contain any untrue statement of a fact or omit to state any fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.8 Absence of Certain Changes. Since September 30, 2007, (i) Parent and the subsidiaries of Parent have conducted their respective businesses only in the ordinary course consistent with past practice, (ii) except as required by GAAP, there has not been any change by Parent in its financial accounting principles, practices or methods and (iii) there has not been any change by Parent in its system of internal accounting controls. Since September 30, 2007, there has not been (x) any change, circumstance or event that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Parent Material Adverse Effect or (y) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries.

Section 4.9 Taxes. None of Parent or any subsidiary of Parent has taken or has agreed to take any action, or has knowledge of any facts or circumstances, that would prevent or impede, or would be reasonably likely to prevent or impede, the NYSE/AMEX Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.10 Opinions of Financial Advisors. Parent has received the opinion of Lehman Brothers (the “Parent Financial Advisors”), dated as of January 17, 2008, to the effect that, as of the date of such opinion and subject to the procedures followed, and the qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent.

Section 4.11 Brokers. No Person other than the Parent Financial Advisors is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by Parent in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent. Parent has made available to the Company a true, correct and complete copy of each agreement between Parent or any subsidiary of Parent and any Parent Financial Advisor relating to the Merger and the other transactions contemplated by this Agreement.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Covenants of the Company. From the date of this Agreement until the Effective Time, unless Parent shall otherwise consent in writing or except as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly provided for in this Agreement, the Company (i) shall, and shall cause each of the Company Subsidiaries to, conduct its business in a reasonable manner consistent with past practice, (ii) shall use its reasonable best efforts to preserve intact its business organization and goodwill and relationships with all Governmental Entities, Self-Regulatory Organizations, providers of order flow, customers, suppliers, business associates, Members and others having business dealings with it, to keep available the services of its current officers and key employees and to maintain its current rights and franchises, in each case, consistent with industry practice, and (iii) shall not to take any action inconsistent with this Agreement. In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly provided for in this Agreement or as required by applicable Law, from the date hereof until the Effective Time, without the prior written consent of Parent (not to be unreasonably withheld or delayed), the Company shall not, and shall not permit any Company Subsidiary to:

(a) amend or modify any of the Constituent Documents of the Company, AMCAS, Holdings, AMEX or AMEX Merger Sub, other than rule changes made in the ordinary course of business that would not be material;

(b)(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities (including Membership Interests), other than dividends or distributions by wholly owned Company Subsidiaries to the Company or a wholly owned Company Subsidiary, (ii) split, combine or reclassify any of its Securities or issue or propose or authorize the issuance of any other Securities or any Equity Rights in respect of, in lieu of, or in substitution for, shares of its Securities or (iii) repurchase, redeem or otherwise acquire any Securities or Equity Rights of the Company or any Company Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such Securities;

(c) issue, sell, grant, pledge or otherwise encumber any Securities or Equity Rights;

(d)(i) merge or consolidate with any Person or (ii) acquire an amount of assets or equity with a fair market value in excess of $100,000 in the aggregate, other than expenditures reflected in the 2008 Budget (the “2008 Budget”) provided to Parent prior to the date hereof, or enter into any confidentiality agreement with respect to any such transaction with any other Person;

(e) sell, lease, license, subject to a Lien (other than a Permitted Lien), encumber or otherwise surrender, relinquish or dispose of any assets, property or rights (including Securities of a Company Subsidiary) except pursuant to the terms of a Company Contract existing as of the date of this Agreement (set forth on Section 5.1(e) of the Company Disclosure Letter and a copy of which has been made available, or the terms of which have been disclosed in writing, to Parent prior to the date hereof) or as otherwise disclosed in Section 5.1(e) of the Company Disclosure Letter;

(f)(i) make any loans, advances or capital contributions to, or investments in, any other Person other than pursuant to any contract, other legal obligation existing as of the date of this Agreement or other arrangement currently contemplated, in each case as set forth on Section 5.1(f) of the Company Disclosure Letter, (ii) create, incur, guarantee or assume any Indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement, except Indebtedness incurred in the ordinary course of business not to exceed $100,000 in the aggregate under credit facilities existing as of the date of this Agreement or (iii) make or commit to make any capital expenditure other than expenditures reflected in the 2008 Budget or fail to make any capital expenditure reflected in the 2008 Budget;

(g) grant any increase in the compensation or benefits of directors, officers, employees or consultants of the Company or any Company Subsidiary or grant any severance or termination pay to such individuals, other than (i) 2008 ordinary course of business one-time annual base salary increases not to exceed 3% of aggregate base salaries or 10% of any individual’s base salary, in each case, as of the date of such increase, (ii) severance or termination payments made pursuant to agreements or arrangements existing as of the date hereof (set forth on Section 5.1(g) of the Company Disclosure Letter and a copy of which has been made available, or the terms of which have been disclosed in writing, to Parent prior to the date hereof) and (iii) 2007 bonus payments, which are fully accrued on the Company’s financial statements for the Company’s fiscal year ended December 31, 2007, in the ordinary course of business consistent with past practice, pursuant to its Incentive Compensation Program, in an aggregate amount of not more than $8,400,000;

(h)(i) enter into, establish, adopt, amend or modify any compensation or benefit plan, policy, arrangement or agreement, collective bargaining agreement, plan, trust, fund, policy or arrangement including any change of control, severance, consulting, retention or employment agreement, plan, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries (ii) except as required pursuant to agreements or arrangements or Employee Benefit Plans existing as of the date hereof, make any deposits or contributions of cash or other property to, or take any action to fund or in any other way secure the payment of compensation or benefits under, any Employee Benefit Plan, (iii) take any action to accelerate the vesting or payment of any compensation or benefit under any Employee Benefit Plan, or (iv) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Employee Benefit Plan or change the manner in which contributions to any Employee Benefit Plan are made or the basis on which such contributions are determined;

(i) hire or terminate the employment or contractual relationship of any officer, employee or consultant of the Company or any Company Subsidiary, as the case may be,

other than hirings or terminations of employees or consultants below the officer level with aggregate annual compensation of less than $150,000; provided, however, that the Company may terminate any executive officer of the Company for cause if Parent does not respond within 24 hours of the Company having requested Parent’s consent;

(j) settle or compromise any material action, suit, claim, litigation, proceeding, arbitration, investigation, audit or controversy (each, a “Proceeding”) or enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any Proceeding other than such settlements and compromises that relate to Taxes (which are the subject of Section 5.1(l));

(k) enter into a collective bargaining agreement or similar labor agreement with a labor union or labor organization or renew or renegotiate any existing collective bargaining agreement or similar labor agreement with respect to employees of the Company or any Company Subsidiary other than negotiations regarding existing collective bargaining agreements expiring in the ordinary course of business;

(l)(i) make or change any material Tax election, (ii) change any material method of Tax accounting, (iii) enter into any closing agreement or settle, compromise or abandon any material audit or other proceeding relating to Taxes, or (iv) file any material amended Tax Return;

(m)(i) modify or amend in any material respect or terminate any Company Contract, (ii) enter into any successor agreement to an expiring Company Contract that changes the terms of such expiring Company Contract in a way that is materially adverse to the Company or any Company Subsidiary or (iii) enter into any new agreement that would have been considered a Company Contract if it were entered into at or prior to the date hereof;

(n) enter into any Contract between the Company or any Company Subsidiary, on the one hand, and any of their respective affiliates, employees, officers or directors, on the other hand;

(o) terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it covering the Company or any Company Subsidiary or their respective properties which is not promptly replaced by a comparable amount of insurance coverage;

(p) change any credit practice, method of financial accounting or financial accounting principles or practices (including, without limitation, any of its practices with respect to accounts receivable or payable) by the Company or any Company Subsidiary, except for any such change required by a change in GAAP or by a Governmental Entity;

(q) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would (i) prevent or impede, or would be reasonably likely to prevent or impede, any Merger (other than the LLC Merger) from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) reasonably be expected to have the legal or practical effect of preventing, reducing the likelihood of consummation of or materially delaying the Mergers or the obtaining of any regulatory or other consent or approval contemplated hereby prior to the Outside Date;

(r) enter into or renew or extend any agreements or arrangements that limit or restrict the Company or any of the Company Subsidiaries or any of their respective Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict the Surviving Entity or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(s) adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization or other reorganization of the Company or any of the Company Subsidiaries;

(t) enter into any agreement binding or restricting Parent or any of its Subsidiaries;

(u) fail to use reasonable best efforts to maintain each of the trading systems of AMEX and each related system that is run or maintained by the Company or its Subsidiaries, including but not limited to those systems that are used to process trades and all other critical business processes (including but not limited to clearing and surveillance) of AMEX if such failure to use such efforts would cause any such system not to operate without sustained or repeated interruption; or

(v) agree or commit to do any of the foregoing.

Section 5.2 Covenants of Parent. From the date of this Agreement until the Effective Time (or for such other specified time period), unless the Company shall otherwise consent in writing or except as set forth in Section 5.2 of the Parent Disclosure Letter or as otherwise expressly provided for in this Agreement, Parent shall, and shall cause each of the subsidiaries of Parent to, conduct its business in a commercially reasonable manner, and shall use its commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with all Governmental Entities, Self-Regulatory Organizations, providers of order flow, customers, suppliers, business associates and others having business dealings with it, to maintain its current rights and franchises, in each case, consistent with industry practice. In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 5.2 of the Parent Disclosure Letter or as otherwise expressly provided for in this Agreement or as required by applicable Law, from the date hereof until the Effective Time, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any subsidiary of Parent to:

(a) amend or modify any of the Constituent Documents of Parent except (A) in a manner that would not adversely affect the economic benefits of the NYSE/AMEX Merger to the Members or (B) for amendments or modifications to the rules and regulations in the ordinary course of business that are consistent with past practice, that are not material;

(b) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would

(i) prevent or impede, or would be reasonably likely to prevent or impede, the NYSE/AMEX Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) reasonably be expected to have the legal or practical effect of preventing, reducing the likelihood of consummation of or materially delaying the Mergers or the obtaining of any regulatory or other consent or approval contemplated hereby prior to the Outside Date;

(c) adopt or implement a plan of complete or partial liquidation or dissolution of Parent;

(d) During the Pre-Closing Period only, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of the Parent Common Stock, split, combine or reclassify the Parent Common Stock or issue or propose or authorize the issuance of any other Securities or any Equity Rights in respect of, in lieu of, or in substitution for, shares of the Parent Common Stock, in each case with a record date or payment date in respect of such declaration, distribution, split, combination or reclassification during the Pre-Closing Period; provided however that Parent may at any time (1) declare, make and pay regular cash dividends declared, made, distributed or paid in the ordinary course of business and (2) grant any equity compensation awards to current or prospective directors, officers, employees and consultants; or

(e) agree or commit to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable following the date hereof, Parent and the Company shall prepare mutually acceptable proxy materials that shall constitute the proxy statement/prospectus relating to the matters to be submitted to the Members of the Company at the Company Members Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”), and Parent shall prepare and file the Form S-4. The Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4. The Form S-4 and the Proxy Statement/Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

(b) Each of Parent and the Company shall use reasonable best efforts to file the Form S-4 and have the Form S-4 declared effective by the SEC as promptly as practicable after the date hereof and to keep the Form S-4 effective as long as is necessary to consummate the Mergers and the other transactions contemplated by this Agreement.

(c) Each of Parent and the Company shall, as promptly as practicable after receipt thereof, provide to the other Parties copies of any written comments and advise the other Parties of any oral comments, with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC. Parent shall provide the Company with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 and any communications prior to filing such with the SEC and will promptly provide the Company with a copy of all such filings and communications made with the SEC.

(d) The Company shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed its Members as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Mergers, and each of Parent and the Company shall furnish all information concerning it and the holders of its capital stock or membership interests, as applicable, as may be reasonably requested in connection with any such action. Each Party will advise the other Parties, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4.

(e) If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and, to the extent required by Law, and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the Members of the Company.

Section 6.2 Company Member Meetings; Recommendations. The Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of the Members of the Company (the “Company Members Meeting”), on a date as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of obtaining the Company Member Approval, and shall, subject to Section 6.5, take all lawful actions and use its best efforts to solicit the Company Member Approval. The Board of Directors of the Company does hereby, and shall continue to, recommend the adoption of this Agreement by the Members of the Company to the effect as set forth in Section 3.4(b) (collectively, the “Company Recommendation”), and the Board of Directors of the Company, subject to Section 6.5, shall not (i) withdraw, modify or qualify in any manner adverse to Parent such recommendation, or (ii) make any public statement that it is approving, recommending, supporting or encouraging a third party Takeover Proposal with respect to the Company or failing to recommend the adoption of this Agreement and the Mergers and the other transactions contemplated hereby (each action in clauses (i) and (ii), a “Change in Company Recommendation”); provided that the Board of Directors of the Company may make a Change in Company Recommendation pursuant to Section 6.5(d). In the event of a Change in Company Recommendation, the Company shall nevertheless submit this Agreement to its Members for adoption at the Company Members Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the Company Members Meeting. Either prior to the Company Members Meeting the Company shall have submitted or at the Company Members Meeting the company shall submit, to a vote of the members of the Company for their determination, all payments or benefits that in the absence of such a vote could reasonably be viewed as “parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder), made to any individuals that are “disqualified individuals” (within the meaning of Section 280G(c) of the Code and the regulations thereunder). Such shareholder vote shall meet the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder, and shall be in a form reasonably satisfactory to Parent.

Section 6.3 Access to Information; Confidentiality.

(a) Subject to applicable Law relating to the sharing of information, upon reasonable notice, the Company shall, and shall cause its Subsidiaries to, afford to the officers, directors, employees, accountants, counsel, financial advisors, consultants, financing sources and other advisors or representatives (collectively, “Representatives”) of Parent access during normal business hours to all of the Company’s and its Subsidiaries’ properties, books, records, contracts, commitments and key personnel and shall furnish, and shall cause to be furnished, as promptly as practicable to Parent (i) a copy of each material report, schedule and other document filed, furnished, published, announced or received by it during such period pursuant to the requirements of federal or state securities laws or a Governmental Entity or Self-Regulatory Organization and (ii) all other information with respect to the Company and its Subsidiaries as Parent may reasonably request; provided that the Company may restrict the foregoing access to the extent required by applicable Law; provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or any of its Subsidiaries.

(b) Subject to applicable Law relating to the sharing of information, upon reasonable notice, Parent shall, and shall cause its Subsidiaries to, afford to the Representatives of the Company access during normal business hours to Parent’s senior financial management personnel to receive periodic updates on financial information regarding Parent and its Subsidiaries; provided that Parent may restrict the foregoing access to the extent required by applicable Law; provided, further, that the foregoing shall not require Parent (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of Parent would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality if Parent shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure; (ii) to disclose any privileged information of Parent or any of its Subsidiaries; or (iii) to permit any inspection, or to disclose information relating to any regulatory enforcement, investigations or inquiries conducted by Parent or any of its Subsidiaries (including NYSE Regulation, Inc.) or any other regulatory activities.

(c) All information furnished pursuant to this Section 6.3 shall be subject to the confidentiality agreement, dated as of October 31, 2007, between the Company and AMEX (the “Confidentiality Agreement”). No investigation pursuant to this Section 6.3 shall affect the representations, warranties or conditions to the obligations of the Parties contained herein.

Section 6.4 Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, each of Parent and the Company will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the NYSE/AMEX Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Entities or Self-Regulatory Organizations and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities or Self-Regulatory Organizations, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity or Self-Regulatory Organization, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity or Self-Regulatory Organization vacated or reversed, (v) the taking of all reasonable acts and efforts, from the date of this Agreement to the Effective Time, to cause the NYSE/AMEX Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and (vi) the execution or delivery of additional instruments necessary to consummate the Mergers and the other transactions contemplated by, and to fully carry out the purposes of, this Agreement. In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (A) make or cause to be made the filings required of such Party under the HSR Act (for which the filings shall be made within twenty (20) Business Days of the date of this Agreement or at such other time as the Representatives of the Parties agree), the Exchange Act, the Securities Act and the Foreign Competition Laws with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, (B) comply at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received by such Party from the FTC or the Antitrust Division of the U.S. Department of Justice, or by any other Governmental Entity or Self-Regulatory Organization (including under any Foreign Competition Laws), in respect of such filings or such transactions and (C) act in good faith and reasonably cooperate with the other Party in connection with any such filings (including, if requested by the other Party, to accept all reasonable additions, deletions or changes suggested by the other Party in connection therewith) and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity or Self-Regulatory Organization under any of the HSR Act, the Exchange Act, the Securities Act, the Foreign Competition Laws, the Sherman Act, the Clayton Act and any other Laws or Orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) with respect to any such filing or any such transaction. To the extent not prohibited by applicable Law, the Company shall use reasonable best efforts to furnish to Parent all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Mergers and the other transactions contemplated by this Agreement. Each Party shall give each other Party reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity or Self-

Regulatory Organization regarding any such filings or any such transaction. No Party shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity or Self-Regulatory Organization in respect of any such filings, investigation or other inquiry without giving the other Party prior notice of the meeting or conversation and, unless prohibited by such Governmental Entity or Self-Regulatory Organization, the opportunity to attend or participate. Each Party shall consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act, the Exchange Act, the Securities Act, the Foreign Competition Laws or other Antitrust Laws. Parent and the Company shall mutually cooperate in coordinating any filings and obtaining any necessary approvals under the HSR Act, the Foreign Competition Laws or any other Antitrust Laws, including the timing of the initial filing, which will be made as promptly as practicable after the date of this Agreement. Parent and the Company shall provide to the other and/or its counsel a copy of any communication received by such Party from, or given by such Party to, any Governmental Entity or Self-Regulatory Organization (other than the IRS (except to the extent otherwise provided in Section 6.14)) and permit the other Party and/or its counsel to review in advance any communication intended to be given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or Self-Regulatory Organization. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Party under this clause (a) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this clause (a), materials provided to the other Party or its outside counsel may be redacted to remove references concerning the valuation of the Company, its business or its shares, or as regards Parent’s plans for conducting its business or that of the Company after the transactions contemplated by this Agreement.

(b) Subject to clause (a), each of Parent and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity or Self-Regulatory Organization with respect to the transactions contemplated by this Agreement. In connection therewith and subject to clause (a), if any Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as inconsistent with or violative of any Law, each of Parent and the Company shall cooperate with the other Party with respect to such objection and use its reasonable best efforts to vigorously contest and resist (by negotiation, litigation or otherwise) any action or proceeding related thereto, including any administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal.

(c) In furtherance and not in limitation of the covenants of the Parties contained in clauses (a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by any Governmental Entity or Self-Regulatory Organization or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent and the Company shall take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as any Governmental Entity or Self-Regulatory Organization may assert under any Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity or Self-Regulatory Organization with respect to the transactions contemplated hereby so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date). Notwithstanding the foregoing and any other provision of this Agreement, in no event will Parent or its Subsidiaries be obligated to (i) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of the Company or its Subsidiaries or the Surviving Entity or its Subsidiaries or otherwise take any actions or commit to take any actions that, in each case, would be reasonably likely to result in a Detriment individually or in the aggregate, or (ii) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent or its Subsidiaries (other than the Surviving Entity and its Subsidiaries as provided for in this Section 6.4(c)), or otherwise take or commit to take any actions that after the Closing Date would limit the freedom of Parent or its Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets, in each case, excluding any such sale, divestiture, disposition or action that to the Knowledge of Parent has been requested of Parent or proposed to Parent by any Governmental Entity or Self-Regulatory Organization prior to the date hereof.

(d) With regard to any Governmental Entity or Self-Regulatory Organization, neither the Company nor any of its Subsidiaries, nor any of their Representatives, shall, without Parent’s prior written consent in Parent’s sole discretion, discuss or commit to any divestiture transaction, extension of any waiting period under any Law or any agreement not to consummate the transactions contemplated by this Agreement, or discuss or commit to alter their businesses or commercial practices, or the businesses or commercial practices of Parent or any of Parent’s Subsidiaries (other than the Surviving Entity and its Subsidiaries as provided for in Section 6.4(c)), in any way, or otherwise take or commit to take any action that limits Parent’s ability to retain, or Parent’s freedom of action with respect to, any of the businesses, product lines or assets of Parent, the Company, the Surviving Entity or any of their respective Subsidiaries, or otherwise receive the economic benefits to Parent reasonably expected by Parent to be realized from the transactions contemplated by this Agreement, in each case, excluding any such commitments or actions that to Parent’s knowledge has been requested from Parent or proposed to Parent by any Governmental Entity or Self Regulatory Organization prior to the date hereof.

(e) The Boards of Directors of Parent and the Company shall each consider and make such determination with respect to the other Party, its Related Persons (as defined in the certificate of incorporation of Parent) and the Persons of which Parent and the Company are Related Persons, as required by any Governmental Entity and any Self-Regulatory Organization whose consent is required for the consummation of the Mergers. The Company, Parent and their respective Boards of Directors shall use their respective reasonable best efforts to provide such information to the SEC, the European Regulators and any other Governmental Entity as is required with respect to the consideration by the SEC, the European Regulators and any other Governmental Entity as may be required to consummate and make effective the Mergers and the other transactions contemplated by this Agreement.

Section 6.5 No Solicitation.

(a) From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, none of the Company, AMCAS, Holdings, AMEX or AMEX Merger Sub shall, nor shall they authorize or permit any of their respective Subsidiaries to, and they shall use their reasonable best efforts to cause their Representatives and their Subsidiaries’ respective Representatives not to, directly or indirectly (i) initiate, solicit, facilitate or knowingly encourage (including by way of furnishing information), or induce any inquiries or the making, submission or announcement of, any proposal or offer that constitutes, or would reasonably be expected to result in, a Takeover Proposal for the Company or any of its Affiliates, (ii) have any discussions with or provide any confidential information or data to any Person relating or with respect to a Takeover Proposal for the Company or any of its Affiliates, or engage in any negotiations concerning a Takeover Proposal for the Company or any of its Affiliates, or otherwise cooperate with or take any other action to knowingly facilitate any effort or attempt to make or implement a Takeover Proposal for the Company or any of its Affiliates, (iii) approve or recommend, or propose publicly to approve or recommend, a Takeover Proposal for the Company or any of its Affiliates or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other similar agreement, arrangement or understanding relating to any Takeover Proposal for the Company or any of its Affiliates (“Alternative Agreement”) or propose publicly or agree to do any of the foregoing related to any Takeover Proposal for the Company or any of its Affiliates.

(b) Notwithstanding the foregoing, the Company may, prior to the receipt of the Company Member Approval, in response to a bona fide written Takeover Proposal for the Company or any of its Affiliates (so long as such Takeover Proposal was not initiated, solicited or facilitated, directly or indirectly, by a breach of this Section 6.5 and the Party in receipt of such Takeover Proposal has otherwise complied with the terms of this Section 6.5 with respect to such Takeover Proposal), and subject to compliance with Section 6.5(d):

(i) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal and its Representatives pursuant to and in accordance with a confidentiality agreement containing terms and conditions no less favorable to the Company (and/or AMEX as applicable) than those contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not contain any provisions that would prevent the Company, as applicable, from complying with its obligation to provide the required disclosure to Parent pursuant to Section 6.5(b); provided, further, that all such information provided to such Person has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time it is provided to such Person; and

(ii) participate in discussions or negotiations with such Person or its Representatives regarding such Takeover Proposal;

provided, in each case, that the Board of Directors of the Company determines in good faith after consultation with its outside counsel and a financial advisor of nationally recognized reputation that (i) furnishing such information or participating in such discussions or negotiations would be reasonably necessary to perform its fiduciary duties and (ii) such Takeover Proposal is or is reasonably likely to lead to a Superior Proposal. The Company shall (A) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons or their Representatives conducted prior to the date of this Agreement with respect to any Takeover Proposal and will request the prompt return of any confidential information previously furnished to such Persons that has not been previously returned in connection therewith and (B) promptly inform its Representatives of the obligations undertaken in this Section 6.5. Without limiting the foregoing, any violation of the restrictions set forth in this Section 6.5 by any Representative of the Company or any of its Affiliates shall be deemed to be a breach of this Section 6.5 by the Company.

(c) As promptly as practicable after the receipt by the Company of any Takeover Proposal, and in any case within one (1) Business Day after the receipt thereof, the Company shall provide oral and written notice to Parent of (i) such Takeover Proposal, (ii) the identity of the Person making any such Takeover Proposal and (iii) a summary of all material terms and conditions of any such Takeover Proposal (including any amendments or material modifications thereto). The Company shall keep Parent informed on a timely basis of the status of any such Takeover Proposal (and, in any event, upon the request of Parent), including any amendments or material modifications to the terms and conditions thereof, and promptly, and in any case within one (1) Business Day after the receipt thereof, provide Parent with copies of a summary of the material terms of all Takeover Proposals (and amendments or material modifications thereof) and related agreements, draft agreements exchanged by the Parties and modifications thereof.

(d)(I) Neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (i) effect a Change in the Company Recommendation or (ii) approve any Alternative Agreement for the Company or any of its Affiliates.

(II) Notwithstanding the provisions of Section 6.5(d)(I), at any time prior the Company Member Approval, the Company Board of Directors may, in response to a Superior Proposal for the Company, effect a Change in Company Recommendation and recommend such Superior Proposal. Notwithstanding the foregoing, the Company Board of Directors may not effect such a Change in Company Recommendation unless (i) the Company Board of Directors shall have first provided prior written notice Parent that it is prepared to effect such a Change in Company Recommendation in response to a Superior Proposal, which notice shall attach the most current version of any written agreement relating to the transaction that constitutes such Superior Proposal and (ii) Parent does not make, prior to midnight, New York time, on the fifth (5th) Business Day following the date of receipt of such notice (or, in the event of a Takeover Proposal that has been materially revised or modified, prior to midnight, New York time, on the second (2nd) Business Day following the date of receipt of notice of such material revision or modification, if later), a proposal that the Company Board of Directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation, is at least as favorable, in the aggregate (taking into account all of the factors and other aspects of such proposal included in the definition of Superior Proposal), to its Members as such Superior Proposal (“Matching Bid”). The Company agrees that, during the five-(5)-Business-Day period (as extended, in accordance with the terms set forth above, in the case of a Takeover Proposal that has been materially revised or modified) prior to its effecting a Change in Company Recommendation it and its Representatives shall negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent.

(III) Notwithstanding the provisions of Section 6.5(d)(I), in circumstances other than as provided in Section 6.5(d)(II), at any time prior to the Company Member Approval, the Company Board of Directors may effect a Change in Company Recommendation if it determines in good faith in accordance with the advice of outside counsel, that such action is reasonably necessary for such Board of Directors to perform its fiduciary duties, but only after (A) providing written notice to Parent that it is prepared to make the determination permitted by this Section 6.5(d)(III) and setting forth the reasons therefore and (B) for a period of seven (7) Business Days after providing such notice, the Company Board of Directors or committee that is proposing to effect such Change in Company Recommendation negotiates with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board of Directors to proceed with its recommendation of this Agreement and the transactions contemplated hereby, and at midnight, New York time, on the seventh (7th) Business Day following the date of receipt of such notice at the end of such period, the applicable Board of Directors or committee maintains its determination permitted by this Section 6.5(d)(III) (after taking into account the proposed adjustments).

(e) For purposes of this Agreement:

“Superior Proposal” means any bona fide written Takeover Proposal made by a Third Party obtained not in breach of this Section 6.5 for or in respect of a Business Combination Transaction involving, or any transaction involving the purchase or acquisition of, (i) 100% of the voting power of the equity Securities of the Company or (ii) 100% of the consolidated assets of the Company and its Subsidiaries, which transaction the Board of Directors of the Company determines in good faith, after consultation with its outside counsel and a financial advisor of nationally recognized reputation, and taking into account, among other things, all legal, financial, regulatory and other aspects of the Takeover Proposal and this Agreement (including the expected timing of the proposed Business Combination Transaction as opposed to the NYSE/AMEX Merger), and taking into account any improved terms proposed by Parent, (x) would be, if consummated, more favorable from a financial point of view to its Members than the Mergers; (y) is reasonably likely to be consummated on the terms so proposed, taking into account all relevant financial, regulatory, legal and other aspects of such proposal, including any conditions, and the identity of the Third Party and (z) for which financing, to the extent required, is then fully committed or which, in the good-faith judgment of a Board of Directors (based on the advice of independent financial advisors), is reasonably capable of being timely financed by such Third Party.

“Takeover Proposal” means any proposal or offer for, or any indication of interest in, (i) a merger, consolidation, business combination, share exchange, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving the Company or AMEX, as applicable, or any of the Company’s Affiliates which represent, individually or in the aggregate, 20% or more of its consolidated assets with any Person other than Parent or its Affiliates (a “Third Party”), in which such Third Party or the stockholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own, directly or indirectly, more than 20% of the outstanding equity Securities of the Company or AMEX, as applicable, immediately following such Business Combination Transaction, including the issuance by the Company or AMEX of more than 20% of any class of the voting equity Securities of the Company or AMEX, as applicable, as consideration for assets or securities of a Third Party or (ii) any direct or indirect acquisition, whether by tender or exchange offer or otherwise, by any Third Party of 20% or more of any class of outstanding equity Securities of the Company or AMEX or 20% or more of the consolidated assets of the Company or AMEX in a single transaction or a series of related transactions (any of the foregoing, a “Business Combination Transaction”).

Section 6.6 Employee Matters.

(a) Parent shall honor all Employee Benefit Plans in accordance with their terms to the extent previously provided to Parent as in effect on the date hereof or as amended subsequently hereto in accordance with Section 5.1, provided, however, that nothing herein shall prohibit Parent or the Company or any of their respective Subsidiaries from amending or terminating any such plan in accordance with its terms. After the Effective Time and until December 31, 2008, Parent shall provide or cause to be provided, to employees of the Company and its Subsidiaries (“Company Employees”) base salary and annual cash bonus opportunities and welfare benefits that are no less favorable in the aggregate than those provided to the Company Employees immediately before the Effective Time, provided, that for this purpose, the welfare benefits provided under Parent Benefit Plans shall be considered no less favorable in the aggregate than those provided to Company Employees immediately prior to the Effective Time, provided, further, that Parent shall, to the extent Company Employees become eligible to participate in Parent Benefit Plans providing welfare benefits, (i) cause there to be waived any pre-existing condition or eligibility limitations or exclusions and actively-at-work requirements with respect to Company Employees and their eligible dependents to the extent such condition or limitations did not apply to such Company Employee immediately prior to the Effective Time and (ii) give effect, for the year in which the Company Employee becomes eligible to participate in such Parent Benefit Plan, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees and their eligible dependents under similar plans maintained by the Company in which such Company Employees and their eligible dependents participated immediately prior to such eligibility.

(b) Parent shall honor until the first anniversary of the Effective Time in accordance with its terms the Company’s Severance Pay Plan to the extent previously provided to Parent as in effect on the date hereof or as amended subsequently hereto in accordance with Section 5.1. Parent shall honor in accordance with their terms the American Stock Exchange LLC Employees Retirement Plan, the American Stock Exchange LLC Supplemental Executive Retirement Plan and the Company’s retiree welfare program to the extent previously provided to Parent as in effect on the date hereof or as amended subsequently hereto in accordance with Section 5.1; provided, that, notwithstanding the foregoing, nothing herein shall prohibit Parent or the Company or any of their respective Subsidiaries from amending or terminating any such plan in accordance with its terms.

(c) Parent shall provide that any Company Employees who become participants in Parent Benefit Plans will be given credit under such plans and programs, for purposes of eligibility, vesting and benefit accrual thereunder, for all service recognized by the Company or any of its Subsidiaries as if such service were with Parent and its Subsidiaries, to the same extent such service was credited under a comparable plan of the Company, except (i) for purposes of any retiree welfare plan, (ii) as such service credit would result in a duplication of benefits, (iii) to the extent that any new plan is established by Parent that does not recognize service of similarly-situated employees of NYSE and its Subsidiaries and (iv) benefit accrual will not be provided under defined benefit pension benefit plans.

(d) This Section 6.6 shall inure exclusively to the benefit of and be binding upon the Parties hereto and their respective successors, assigns, executors and legal representatives. Without limiting the generality of Section 9.5(b), nothing in this Section 6.6, express or implied: (i) is intended to confer on any person other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement; (ii) shall require the Parent to maintain any specific Plan or to guarantee employment of any employee for any period of time after the Effective Time; and (iii) shall constitute an amendment to any Plan.

Section 6.7 Fees and Expenses. Subject to Section 8.3, whether or not the NYSE/AMEX Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such Expenses, except with respect to Expenses of printing and mailing the Proxy Statement/Prospectus, all filing and other fees paid to the SEC in connection with the NYSE/AMEX Merger and all filing fees associated with the HSR Act, which shall be borne equally by Parent and the Company. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing, as the case may be, of the Proxy Statement/Prospectus and the Form S-4 and any amendments or supplements thereto, and the solicitation of the Company Member Approval and all other matters related to the transactions contemplated hereby.

Section 6.8 Directors’ and Officers’ Indemnification and Insurance. From and after the Effective Time, the Surviving Entity and Parent (the “Indemnifying Persons”) shall

(i) indemnify and hold harmless, against any costs or expenses (including attorney’s fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and the Company Subsidiaries (in all of their capacities) (the “Indemnified Persons”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company’s Constituent Documents and indemnification agreements, if any, in existence on the date hereof with any Indemnified Persons, (ii) honor the provisions regarding elimination of liability of directors, indemnification of officers and directors and advancement of expenses contained in the Company’s Constituent Documents immediately prior to the Effective Time and (iii) maintain for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (“D & O Insurance”) maintained by the Company (provided that the Indemnifying Persons (or any successors) may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby); provided, further, that in no event shall the Indemnifying Persons be required to expend in any one year more than 200% of the current annual premium expended by the Company and the Company Subsidiaries to maintain or procure such D & O Insurance immediately prior to the Effective Time (such 200% amount, the “Maximum Annual Premium”); provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Indemnifying Persons shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Notwithstanding the foregoing, the Company may, at Parent’s option, in lieu of maintaining the insurance described in clause (iii) of this Section 6.8, purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company; provided that the amount paid by the Company shall not exceed 200% of the aggregate amount per annum that the Company and its Subsidiaries paid for such coverage in the last full fiscal year. The obligations of the Indemnifying Persons under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person to whom this Section 6.8 applies without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 6.8 applies shall be third-party beneficiaries of this Section 6.8). The rights of any Indemnified Person under this Section 6.8 shall be in addition to any other rights such Indemnified Person may have under the certificate of incorporation or bylaws of the Indemnifying Persons or any of their Subsidiaries, under the DGCL, or otherwise. The provisions of this Section 6.8 shall survive the consummation of the NYSE/AMEX Merger. In the event that any Indemnifying Persons or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, such Indemnifying Persons shall cause proper provision to be made so that the successors and assigns of such Indemnifying Persons, as the case may be, shall assume the obligations set forth in this Section 6.8.

Section 6.9 Public Announcements. The initial press release regarding this Agreement and the Mergers shall be a joint press release. Thereafter, Parent and the Company shall use reasonable best efforts to develop a joint communications plan, and Parent and the Company shall use reasonable best efforts (a) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan and (b) unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Proxy Statement/Prospectus in accordance with the provisions of Section 6.1, neither Parent nor the Company nor any of their respective Subsidiaries shall issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party’s business, financial condition or results of operations without the consent of the other Party, which consent shall not be unreasonably withheld or delayed.

Section 6.10 Notification of Certain Matters. The Company, AMCAS, Holdings, AMEX and AMEX Merger Sub shall use all reasonable best efforts to give prompt notice to Parent, and Parent and Merger Sub shall use all reasonable best efforts to give prompt notice to the Company, to the extent that they acquire actual knowledge of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate as of the date hereof or as of the Closing Date and (ii) any failure of Parent, the Company, AMCAS, Holdings, AMEX or AMEX Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

Section 6.11 Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued as the NYSE/AMEX Merger Consideration to be approved for listing on the NYSE and Euronext Paris, subject to official notice of issuance, prior to the Closing Date.

Section 6.12 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or shall become applicable to the transactions contemplated hereby, Parent, the Company and their respective Board of Directors shall use reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 6.13 Consultation. The Company, shall consult on a timely basis with Parent in its defense or conduct of any Member litigation against the Company or any of its directors, officers or affiliates relating to the transactions contemplated by this Agreement.

Section 6.14 IRS Ruling Process. Parent, the Company and their respective counsel shall cooperate in seeking the IRS private letter ruling(s) specified in Section 7.2(d) and

Section 7.3(d) hereof. Each of Parent and the Company shall (i) provide the other with regular and timely updates regarding the status of the ruling request(s) (including copies of all written submissions to the IRS and any correspondence received from the IRS in relation to the ruling request(s)) or any discussions with the IRS, and (ii) provide the other Parties’ counsel with the opportunity to review and comment on all substantive submissions to the IRS relating to such ruling request and, to the extent practicable, attend all substantive meetings and participate in all substantive discussions with the IRS relating to such submissions). To the extent the IRS will accept a private letter ruling request filed on that basis, the Parties intend to submit a joint request to the IRS with respect to the transactions contemplated by this Agreement.

Section 6.15 FIRPTA Certificate. At or prior to the Effective Time, Holdings shall deliver to Parent (a) a certification from Holdings that complies with Treasury Regulation Section 1.1445-2(c)(3), dated no more than thirty (30) days prior to the Effective Time and signed by a responsible corporate officer of Holdings, that no interest in Holdings is a “United States real property interest” (as defined in Section 897(c)(1) of the Code) (a “FIRPTA Certificate”), and (b) proof reasonably satisfactory to Parent that Holdings has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2). If Holdings fails to deliver the documentation described in the preceding sentence, notwithstanding anything contained herein to the contrary, Parent shall be entitled, pursuant to Section 2.3 hereof, to withhold from the portion of the NYSE/AMEX Merger Consideration otherwise issuable to a holder of Holdings Common Stock (and from any shares of Parent Common Stock otherwise required to be issued to a holder of Holdings Common Stock pursuant to Section 6.17) any amounts required to be withheld pursuant to Section 1445 of the Code, unless such holder provides Parent with a duly executed certificate of non-foreign status, substantially in the form of the applicable sample certification contained in Treasury Regulation Section 1.1445-2(b)(2)(iv). The number of shares of Parent Common Stock to be withheld shall be based on the Pre-Merger Share Price (or, if such shares are delivered pursuant to Section 6.17 and the Sale Date is after the Closing Date, based on the Pre-Building Sale Share Price).

Section 6.16 2007 Company Audited Financials and Independent Regulatory Auditor Report. The Company shall use its reasonable best efforts to deliver to Parent no later than March 31, 2008, and in any event shall deliver to Parent prior to the Closing Date, (1) the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2007, which shall include a FIN 48 Review and (2) either (i) the report to be prepared by Daylight Forensic & Advisory in connection with its completion of the first independent regulatory audit of AMEX being performed pursuant to the Settlement Agreement, dated March 22, 2007, by and between AMEX and the SEC, or (ii) if (i) shall not have become available prior to the Closing Date, one or more interim written reports of Daylight Forensic & Advisory regarding its findings in connection with such regulatory audit up to the date of such report(s), with the last report to be dated no less than 10 days prior to Closing.

Section 6.17 Contingent Consideration Upon Sale of the Company Owned Real Properties.

(a) Contingent Consideration

(1) If the Sale Date shall occur prior to the Contingent Payment End Date, then no later than 45 Business Days following the Sale Date, or such longer period as shall be reasonably necessary to determine and provide an accounting for the Building Sale Net Proceeds, or at such time as otherwise mutually agreed upon by Parent and the Former Member Representative (but, in no event on or after the five-year anniversary of the Closing Date or, unless Parent otherwise agrees, prior to the 20th Business Day following the Closing Date), Parent shall deliver to each former holder of Holdings Common Stock as of immediately prior to the Effective Time (the “Former Members”), as additional consideration in the NYSE/AMEX Merger, a number of fully paid and nonassessable shares of Parent Common Stock equal to the Building Sale Exchange Ratio, rounded down to the nearest whole share (the “Contingent Consideration”), provided, that if the aggregate number of shares of Parent Common Stock otherwise required to be issued pursuant to this Section 6.17 exceeds the aggregate number of shares of Parent Common Stock issued pursuant to Section 1.8(a) (such amount, as appropriately adjusted for any stock splits, combinations, reclassifications or other similar actions occurring after the Closing Date, the “Contingent Consideration Cap”), the aggregate number of shares to be issued pursuant to this Section 6.17 shall be equal to the Contingent Consideration Cap and the Contingent Consideration shall be reduced proportionately.

(2) Parent’s obligation to issue the Contingent Consideration shall be conditioned on no court or other Governmental Entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits or imposes any penalty (other than penalties which are absolute dollar amounts, which shall be included in Building Sale Costs and which shall not, together with all other Building Sale Costs, exceed the Gross Amount) upon the payment of the Contingent Consideration. If the Contingent Consideration shall not have been issued by the fifth anniversary of the Closing Date, neither Parent nor any of its Subsidiaries shall have any further obligation to issue the Contingent Consideration.

(3) The right to receive the Contingent Consideration shall be non-transferable and non-assignable except by operation of Law.

(b) Former Member Representative

(1) Prior to the Closing Date, the Company shall designate a third party that shall not be an Affiliate of Parent, a Subsidiary of or in any part owned by the Company, or, following the Effective Time, an Affiliate of the Surviving Corporation, to serve as the sole and exclusive representative of the Former Members for purposes of this Section 6.17 (the “Former Member Representative”), provided, however, that the Former Member Representative shall act free of direction or instruction from Former

Members, Parent or any Subsidiaries of Parent. Subject to the proviso in the preceding sentence and compliance with appropriate procedures to avoid the dissemination of material non-public information regarding Parent or any of its Subsidiaries, the Former Member Representative may communicate with Former Members. From the Closing Date until the earlier of the Sale Date or the Contingent Payment End Date, Parent shall advance all reasonable Former Member Representative Expenses. Parent shall be entitled to rely upon any action taken by the Former Member Representative with respect to any matter set forth in this Section 6.17. None of Parent, the Company or any of their respective Subsidiaries shall indemnify such Former Member Representative.

(2) The Company, the Former Member Representative and Parent (on behalf of itself and its Subsidiaries) shall exclusively have the right to enforce this Section 6.17; provided, however, for the avoidance of doubt, that (with the exception of expenses incurred in bringing actions or claims which result in a final judgment from a court of competent jurisdiction that Parent knowingly and willfully breached the provisions of this Section 6.17 (provided, that, prior to any claim or action being brought, Parent shall have been given written notice of and not have cured such breach within thirty (30) Business Days following such written notice)), any expenses they incur in doing so shall be included in the Former Member Representative Expenses. Following the Effective Time, this Section 6.17 may be amended, and may only be amended, in writing as mutually agreed upon by Parent and the Former Member Representative; provided, further that the Former Member Representative shall only be entitled to seek specific performance and shall not be entitled to seek monetary damages.

(3)(i) No later than 10 Business Days following the Sale Date, the Former Member Representative shall present Parent with a good faith written calculation, in reasonable detail, certified by one or more officers of the Former Member Representative (or if the Former Member Representative shall be a natural person, by the Former Member Representative), of total Former Member Representative Expenses; and (ii) from time to time upon Parent’s request, the Former Member Representative shall present Parent with a good faith written calculation, in reasonable detail, certified by one or more officers of the Former Member Representative (or if the Former Member Representative shall be a natural person, by the Former Member Representative), of Former Member Representative Expenses incurred to date. If requested by the Parent, the Former Member Representative shall promptly furnish or cause to be furnished to the Parent and its Representatives such work papers, receipts and other documents and information relating to the calculation of the Former Member Representative Expenses.

(4) For the avoidance of doubt, the Former Member Representative shall not have the authority to and shall not enter into any Sale Arrangements.

(c) Parent, the Company and the Company Subsidiaries shall use their commercially reasonable efforts to cooperate in connection with the sale process, including without limitation, in obtaining one or more owner’s ALTA policy of title insurance (including all endorsements) and an ALTA survey(s) with respect to the Company Owned Real Properties, executing, acknowledging and delivering all customary owner’s/title affidavits (or other customary documents as reasonably requested by such purchaser’s title insurer), executing and delivering all brokerage contracts and/or agreements, participating in any meetings or negotiations with any and all industrial development, economic development and/or Governmental Entities (the “Economic Development Entities”) relating to any arrangements concerning the Company Owned Real Properties (the “Economic Development Agreements”) and executing contracts of sale and other customary documents as reasonably requested or required to consummate such sale transaction. Promptly following the execution of this Agreement and continuing for so long as shall be reasonably necessary, Parent and the Company shall together (and neither party shall do so separately) meet with the Economic Development Entities for the purposes of renegotiating the Economic Development Agreements. Notwithstanding any provision to the contrary in this Agreement, with regard to the Company Owned Real Properties, (i) no preliminary or pre-sale, sale or other preparations, activities or communications whatsoever (including without limitation discussions with brokers or any other consultants, prospective buyers, or pre-marketing or marketing) shall be initiated, solicited, undertaken or participated in by any of the Parties or their Representatives with respect to any such pre-sale, sale or sale process and (ii) no provision of this Agreement shall be, nor shall be deemed to constitute, an intention or proposal to sell or prepare for sale or to initiate the sale process with respect to any of the Company Owned Real Properties, in any event until and unless the Parties have met with representatives of the Economic Development Entities with respect to the Economic Development Agreements. Following the Effective Time, Parent or its Subsidiaries shall use commercially reasonable efforts to, except as otherwise agreed between Parent and the Former Member Representative, (1) defend against any proceeding or litigation brought by a third party seeking to delay or prevent the sale of the Company Owned Real Properties or (2) bring such claims or actions that Parent in its reasonable judgment believes to be meritorious and advantageous against any potential buyer of the Company Owned Real Properties that has materially breached a Sale Arrangement to compel such buyer to perform its duties under such Sale Arrangement; provided, that (i) any costs fees and expenses (including all attorneys’ fees and expert’s and consultants’ fees) incurred in doing so shall be included in Building Sale Costs and, together with all other Building Sale Costs, shall be less than the Gross Amount in Parent’s reasonable estimation, and (ii) Parent shall not be required to take any action which, if taken, would be reasonably likely to have a materially negative effect on Parent’s business or reputation. Any intended or proposed sale of the Company Owned Real Properties shall be subject to Section 6.17(i) and, subject to Section 6.17(f), may include a provision permitting Parent, the Company or any of their respective Subsidiaries to lease the Company Owned Real Properties following the Sale Date.

(d) Subject to Section 6.17(c), Section 6.17(i) and Section 6.17(l), from the Closing Date until the earlier of the Sale Date or the three-year anniversary of the Closing Date (the “Company Sale Period”):

(1) The Former Member Representative shall be responsible for conducting the sale process with respect to the Company Owned Real Properties, provided, however, that, without Parent’s prior written consent, no letter of intent, memorandum, term sheet, contract, agreement, or other arrangement providing for the negotiation, option to purchase or sale of any Company Owned Real Properties (collectively, “Sale Arrangements”) shall be entered into unless and until (1) the cash price being paid in connection with such sale is in Parent’s reasonable estimation greater than the Building Sale Costs and (2) Parent has consented to the other terms and conditions of such sale, including without limitation the identity and creditworthiness of the buyer, the buyer’s source of funds and/or financing, due diligence period and timing of the closing of such sale, which consent (except as provided in Section 6.17(f)) shall not be unreasonably withheld, conditioned or delayed;

(2) Parent shall be provided with, upon its request, such information and materials regarding the marketing and/or sale of the Company Owned Real Properties as Parent may reasonably request, including without limitation buyers’ financial statements and copies of all proposed Sale Arrangements (which information and materials shall be kept strictly confidential by Parent); and

(3) The Former Member Representative shall use its reasonable best efforts to negotiate the sale of the Company Owned Real Properties as promptly as practicable at the highest cash price reasonably available and on otherwise customary terms, including using a reputable real estate broker with knowledge of the downtown Manhattan real estate market.

(e) If no definitive contract providing for the Sale of all Company Owned Real Properties shall have been entered into and be in effect prior to the termination of the Company Sale Period, the Former Member Representative and Parent or a Subsidiary of Parent shall submit the Company Owned Real Properties to a sale by auction for a period of up to 120 days from the termination of the Company Sale Period (the “Auction Period”) (provided, that the closing date of any contract providing for the sale of the Company Owned Real Properties entered into pursuant to such auction may be outside of such 120 day period), shall mutually select a third party auctioneer with experience in auctioning commercial real properties and shall direct such auctioneer to, subject to the terms and conditions set forth in this Section 6.17, sell the Company Owned Real Properties at the highest cash price reasonably available; provided, however, that (1) unless otherwise consented to by Parent in writing, the bidding in such auction shall start at, and no bid will be accepted which shall be less than, Parent’s reasonable estimation of the Building Sale Costs and (2) the terms and conditions of such sale by auction, including without limitation the identity and creditworthiness of the buyer, the buyer’s source of funds and/or financing, due diligence period and timing of the closing of such sale, shall be subject to Parent’s consent, which consent (except as provided in Section 6.17(f)) shall not be unreasonably withheld, conditioned or delayed. If either, the auction provided for in this Section 6.17(e) does not produce a buyer for the Company Real Owned Properties or the Sale Arrangements entered into with a prospective buyer as a result of such auction are terminated, then the process described in this Section 6.17(e) shall be repeated.

(f) Notwithstanding anything herein to the contrary, Parent shall have the right to withhold its consent in its absolute discretion with respect to any Sale Arrangement (and without Parent’s prior consent which it shall have the right to withhold in its absolute discretion, no Sale Arrangement shall be entered into and no sale of the Company Owned Real Properties shall occur, whether before or after the Effective Time), if such Sale Arrangement or sale would create any continuing obligation or liability after the later of the Sale Date or the Effective Time on the part of Parent, the Company or any of their respective Affiliates (including, but not limited to any post-closing survival of seller representations and warranties, escrow or indemnity); provided, however, Parent’s consent shall not be required if (1) such continuing obligation or liability (including the last day for any payment) shall (i) terminate within one year from the Sale Date and (ii) be expressed in an absolute maximum dollar amount in the applicable Sale Arrangement, which maximum dollar amount shall be a Building Sale Cost and (2) Building Sale Costs (including the maximum amount of such continuing obligation or liability) shall not reasonably be expected by Parent to exceed the Gross Amount.

(g) For the purposes of this Agreement:

(1) “Sale Date” shall mean the date on which the sale of the last of the Company Owned Real Properties (if such sale shall occur) shall close and Parent or one of its Subsidiaries shall receive the proceeds from such sale.

(2) “Contingent Payment End Date” shall mean the date that is four (4) years and 240 days following the Closing Date otherwise.

(3) “Net Building Sale Proceeds” shall mean the sum of (1) any Building Rent and (2) the gross cash proceeds from the sale of the Company Owned Real Properties (together with (1), the “Gross Amount”), minus, without duplication and subject to any time periods specified below, all costs, fines, penalties, fees and expenses of whatever nature paid or incurred (or reasonably anticipated to be incurred) in connection with the operation of the Company Owned Real Properties, marketing and sale of the Company Owned Real Properties, and costs of determining (including the costs of resolving, enforcing or defending against any claim or dispute relating to this Section 6.17) and paying the Contingent Consideration including without limitation: (i) all mortgage payments, prepayments or defeasance costs, including without limitation all payments of principal, interest, and penalties and mortgagee’s fees, expenses and charges, and associated expenses with respect to mortgages existing on the Closing Date, including financial analyses, accounting and legal opinions, purchase of financial instruments, consultants’ and attorneys’ fees and expenses, (ii) all real estate broker commissions, marketing and advertising costs, costs and expenses (including repairs, restorations, demolition, renovations and alterations) associated with readying the Company Owned Real Properties for sale, and fees and expenses of physical and environmental engineers, auctioneers and other consultants, (iii) all costs, fees and expenses associated with owning, operating and/or maintaining the Company Owned Real Properties between the Closing Date and the Sale Date including, but not limited to, non-income Taxes or payment in lieu of real estate Taxes (“PILOT”), security, insurance, utilities, repairs, restorations, renovation, demolition and alterations and other costs associated with maintaining the physical condition of the Company Owned Real Properties, (iv) all costs, fees and expenses incurred with respect to any contract of sale or other Sale Arrangements and closing costs, including attorneys’ fees, transfer or other Taxes, title insurance premiums and charges and all other seller costs and expenses, including closing costs and prorations (including post-closing prorations and adjustments if any), (v) all costs, fees, payments, interest, penalties, and other amounts paid or incurred under any PILOT, Tax benefit or abatement, grant, economic development, incentive or other similar agreements or leases with any Economic Development Entity, including without limitation with respect to any termination of or breach or default under

Tax benefit agreements and payment or repayment or recapture (whether or not scheduled in the applicable agreement) of grants and/or Tax or economic benefits including penalties and interest and/or renegotiation or settlement of same (including payments made by Parent in its sole discretion in connection therewith) together with attorneys’ fees and expenses as a result of, or in connection with, the transactions contemplated by this Agreement (including without limitation in connection with the Mergers) or any Company Owned Real Properties or the relocation or reduction of any facilities or employees, (vi) all transfer Taxes, as reasonably determined by Parent to be incurred in connection with the transfer and/or sale of the Company Owned Real Properties (including any transfer Taxes imposed or incurred by reason of any change in control or beneficial interest) whether as a result of the Mergers or as a result of any other direct or indirect sale or transfer of the Company Owned Real Properties, (vii) all unpaid transfer and other Taxes with respect to the Company Owned Real Properties and penalties thereon incurred in connection with the reacquisition of AMEX by the seat holders from National Association of Broker Dealers (now FINRA) in 2004 and all costs, fees, payments, interest, penalties, and other amounts incurred in connection therewith or with any late payment thereof (net of any amounts received from FINRA prior to the Sale Date with respect thereto), (viii) the cost of obtaining an errors and omissions policy or other insurance by the Former Member Representative in connection with its duties as such, (ix) all expenses of the Former Member Representative incurred in the performance of its duties and obligations under this Section 6.17, including but not limited to amounts paid to any of such Former Member Representative’s agents, counsel and other advisors for such purpose (the “Former Member Representative Expenses”) paid or required to be paid by Parent, the Company or any of their respective Subsidiaries, (x) the ITA, (xi) all amounts assessed, imposed, incurred, paid or payable after the date hereof under any Environmental Law, whether remedial or otherwise (including as a result of any repairs, restorations, demolition, renovations or alterations), with respect to the Company Owned Real Properties, and (xii)(A) the amount of any post-closing obligation or liability, including all amounts escrowed at closing for payment of post-closing matters, including indemnities and escrows and (B) reasonable reserves for the future payment of any of the foregoing items described in clauses (i) through (xi) which are not fully or finally known or determined at the time of sale (including without limitation indemnities (if any) to the buyer).

(4) “Building Sale Costs” shall mean all those deductions from the gross proceeds from the sale of the Company Owned Real Properties described in the definition of Net Building Sale Proceeds above.

(5) “Pre-Building Sale Share Price” shall equal the volume weighted average price of Parent Common Stock on the NYSE for the Pre-Sale Period.

(6) “Pre-Sale Period” means (i) if the Sale Date occurs prior to the Closing Date, the Pre-Closing Period or (ii) if the Sale Date occurs on or after the Closing Date the fifteen (15) consecutive trading days ending on the day immediately prior to the date on which the Sale Date occurs or ending on such other date as mutually agreed by Parent and the Former Member Representative.

(7) “Contingent Consideration Amount” shall equal the quotient of the Net Building Sale Proceeds divided by the number of Membership Interests issued and outstanding immediately prior to the effective time of the Holdings Merger.

(8) “Building Sale Exchange Ratio” shall equal that number of shares of Parent Common Stock, or fraction thereof, determined by dividing the Contingent Consideration Amount by the Pre-Building Sale Share Price (rounded down to the nearest whole share).

(9) “Building Rent” shall mean an amount agreed to by the Company or the Former Member Representative, as applicable, and Parent, equal to the sum of (i) the fair market rental value (to be calculated taking into account the fact that the Company Owned Real Properties are in the process of being sold) of the space occupied by the employees of Parent and (ii) actual rent received from any other Person (if any), in each case for the period commencing after the date which is one (1) month following the Closing Date.

(10) “ITA” shall mean an amount equal to the product of (i) the sum of the net income, gain or loss for federal income Tax purposes, as determined by Parent acting in good faith, arising from (A) the ownership or operation of the Company Owned Real Properties between the Closing Date and the Sale Date (which shall be determined by treating Building Rent as income and by deducting any Building Sale Costs that are deductible expenses for federal income tax purposes) and (B) the sale or disposition of the Company Owned Real Properties, and (ii) the Applicable Tax Rate (as defined below), provided, however that if the amount computed pursuant to clause (i)(B) is a negative amount, such amount shall be deemed to be zero. For the avoidance of doubt, (x) in determining the ITA, any net operating losses or capital losses of Parent, the Company, or any of their respective Subsidiaries shall be disregarded, and (y) the ITA may be a negative amount. “Applicable Tax Rate” shall mean (x) if the Sale Date shall occur on or after the Closing Date, 45% and (y) if the Sale Date shall occur prior to the Closing Date, the actual effective tax rate applicable to the sale or disposition of the Company Owned Real Properties as reasonably agreed by Parent and the Company, provided that any dispute concerning the determination of the Applicable Tax Rate shall be resolved by a nationally recognized accounting firm jointly retained by, and mutually acceptable to, Parent and the Company (or if such dispute shall arise after the Closing Date, the Former Member Representative).

(h) During the Pre-Sale Period, Parent shall not declare, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of the Parent Common Stock, split, combine or reclassify the Parent Common Stock or issue or propose or authorize the issuance of any other Securities or any Equity Rights in respect of, in lieu of, or in substitution for, shares of the Parent Common Stock, in each case with a record date or payment date in respect of such declaration, distribution, split, combination or reclassification during the Pre-Sale Period; provided however that Parent may at any time (1) declare, make and pay regular cash dividends declared, made, distributed or paid in the ordinary course of business and

(2) grant any equity compensation awards to current or prospective directors, officers, employees and consultants.

(i) Notwithstanding anything herein to the contrary, Parent and its Subsidiaries shall have the right, at the option of Parent, to occupy the Company Owned Real Properties for a period of up to twelve (12) months following the Effective Time. Any Sale Arrangements entered into during such time or prior to the Effective Time must be subject to Parent’s occupancy right.

(j) Parent shall maintain the Company Owned Real Properties in a commercially reasonable manner consistent with the level or nature of use or occupancy from time to time until the earlier of the Sale Date or the Contingent Payment End Date. Except as provided in Section 6.17(c) and Section 6.17(i), prior to the Sale Date, Parent shall cause the Company Owned Real Properties to be vacated.

(k) In the event the Sale Date occurs after the Closing Date, Parent shall prepare and submit to the Former Member Representative, not later than 35 Business Days following the Sale Date, or at such time as otherwise mutually agreed upon by Parent and the Member Representative, a good faith written calculation, in reasonable detail, certified by the chief financial officer of Parent, of the Building Sale Costs and Net Building Sale Proceeds. If requested by the Former Member Representative, Parent shall promptly furnish or cause to be furnished to the Former Member Representative and its Representatives such work papers and other documents and information relating to the calculation of the Building Sale Costs and Net Building Sale Proceeds.

(l) Notwithstanding anything contained herein to the contrary except as provided in Section 6.17(b)(2), but without limiting the express rights and obligations of the named Parties hereto, nothing herein shall be deemed to create any duty, liability or obligation on the part of Parent or any of its Subsidiaries or the Former Member Representative to, or any claim or right on the part of, any other Person or third party, including any Former Members (and there shall be no third-party beneficiaries) with respect to any Sale Arrangements or the price at or manner in which the Company Owned Real Properties are sold or the timing or any other terms or conditions of any such sale or the management or operation of the Company Owned Real Properties and related agreements (including any negotiations or arrangements with any Economic Development Entities) prior to such sale.

(m) Notwithstanding anything herein to the contrary, if the Sale Date shall occur at any time after the Contingent Payment End Date, no contingent consideration shall be due or paid and no person other than Parent and/or its Subsidiaries (including but not limited to the holders of Membership Interests as of immediately prior to the effective time of the Holdings Merger) shall have any rights to or hold any interest with respect to any part of the Company Owned Real Properties or any proceeds from any sale thereof as a result of this Agreement.

(n) Parent shall use its reasonable best efforts to cause any shares of Parent Common Stock to be issued as the Contingent Consideration to be approved for listing on the NYSE and Euronext Paris, subject to official notice of issuance, prior to the date on which any such Consideration is to be delivered to the Former Members pursuant to the terms of this Section 6.17.

Section 6.18 Transfer Taxes. The Parties shall cooperate to minimize any transfer Taxes that may be imposed as a result of any of the transactions contemplated by this Agreement.

Section 6.19 AMEX Trading Privileges. For a period of 1 (one) year following the Effective Time, provided that the market structure of AMEX remains substantially the same as it is as of the date of this Agreement, the costs of trading privileges on AMEX shall be no greater than the current cost of trading licenses on the NYSE.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each of the Company, AMCAS, Holdings, AMEX, AMEX Merger Sub, Parent and Merger Sub to effect the Mergers are subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a) Company Member Approval. The Company shall have obtained the Company Member Approval.

(b) HSR Approval. The waiting period (and any extension thereof) applicable to the consummation of the NYSE/AMEX Merger under the HSR Act shall have expired or been terminated.

(c) Requisite Regulatory Approvals. All approvals, Orders or authorizations of, or declarations, registrations or filings with, or notices to any Governmental Entity required to be made or obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement by the Company and Parent shall have been made or obtained (including the approval by the SEC of the applications under Rule 19b-4 of the Exchange Act submitted by the NYSE (if required), NYSE Arca, Inc. (if required) and AMEX in connection with the transactions contemplated by this Agreement, the approval or non-objection, if required, of the Euronext College of Regulators, and expiration or termination of the waiting period under the HSR Act), unless the failure to receive or make any such approval, Order, authorization, declaration, registration, filing or notice would not be reasonably expected to result in a Detriment, and all such approvals, orders, authorizations, declarations, registrations, filings and notices that have been obtained shall be on terms that, individually or in the aggregate, would not reasonably likely to result in, a Detriment.

(d) No Injunctions or Illegality. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Mergers or the other transactions contemplated by this Agreement.

(e) Effectiveness of the Form S-4. The Form S-4 shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 7.2 Conditions to Obligations of Parent. The obligations of Parent to effect the Mergers are subject to the satisfaction of, or waiver by Parent, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.3 (Capitalization; Membership Interests) and Section 3.23 (Takeover Statute; No Restrictions on the Mergers) shall be true and correct in all respects (except for any de minimis inaccuracy), in each case (A) on the date of this Agreement and (B) on the Closing Date with the same effect as though such representation and warranties had been made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date); and (ii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects, in each case (A) on the date of this Agreement and (B) on the Closing Date with the same effect as though such representation and warranties had been made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date); provided, however, that the condition set forth in Section 7.2(a)(ii) shall be deemed to have been satisfied unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 7.2(a)(ii) without any materiality, Company Material Adverse Effect or similar qualifications), individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect. Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company AMCAS, Holdings, AMEX and AMEX Merger Sub. Each of the Company AMCAS, Holdings, AMEX and AMEX Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement (including, without limitation, the delivery of the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2007 and independent regulatory auditor report or interim reports as required by Section 6.16) at or prior to the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that the condition set forth in this Section 7.2(b) has been satisfied.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred on or after the date of this Agreement.

(d) IRS Ruling or Tax Opinion. Parent shall have received a private letter ruling from the IRS or an opinion of Wachtell, Lipton, Rosen & Katz, special counsel to Parent, based on facts, representations and assumptions set forth or referred to in such opinion, dated as of the Closing Date, in either case, to the effect that the NYSE/AMEX Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations contained in certificates of officers of Parent, Merger Sub, the Company, Holdings and others.

(e) Approvals Under Foreign Competition Laws. With respect to any approval of the transactions contemplated by this Agreement by any Governmental Authority of competent jurisdiction required under any Foreign Competition Laws without which the Closing would be unlawful or otherwise prohibited or restricted (i) the applicable Governmental Authority shall have declined jurisdiction over the transactions contemplated by this Agreement, (ii) the applicable Governmental Authority either (A) shall have granted explicit clearance of the transactions contemplated by this Agreement or (B) through the expiration of time periods available for its investigation, shall be deemed under Applicable Law to have granted clearance of the transactions contemplated by this Agreement, in each case, either unconditionally or on terms reasonably satisfactory to Parent consistent with its obligations hereunder, or (iii) the applicable waiting periods thereunder shall have expired. With respect to any jurisdiction, other than the United States, where any Antitrust Laws require the notification of the transactions contemplated by this Agreement to any Governmental Authority and where the Closing would be unlawful or otherwise prohibited or restricted prior to such notification, a complete notification of the transactions contemplated by this Agreement shall have been submitted to the relevant Governmental Authority.

(f) No Detriment. No Governmental Entity shall have instituted any proceeding or threatened to institute any proceeding seeking any such Order, in each case if such Order would result in, would be reasonably likely to result in or has resulted in, a Detriment.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Mergers are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in Section 4.2 (Capitalization) shall be true and correct in all respects (except for any de minimis inaccuracy), in each case (A) on the date of this Agreement and (B) on the Closing Date with the same effect as though such representation and warranties had been made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date); and (ii) each of the other representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects, in each case (A) on the date of this Agreement and (B) on the Closing Date with the same effect as though such representation and warranties had been made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date); provided, however, that the condition set forth in Section 7.3(a)(ii) shall be deemed to have been satisfied unless the failure of such representations and warranties of Parent to be so true and correct (read for purposes of this Section 7.3(a)(ii) without any materiality, Parent Material Adverse Effect or similar qualifications), individually or in the aggregate, has had or is reasonably expected to have a Parent Material Adverse Effect. The Company shall have received at the Closing a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent to the effect that the condition set forth in this Section 7.3(b) has been satisfied.

(c) Exchange Listing. The shares of Parent Common Stock to be issued as the NYSE/AMEX Merger Consideration shall have been approved for listing on the NYSE and Euronext Paris, subject to official notice of issuance.

(d) IRS Ruling or Tax Opinion. The Company shall have received a private letter ruling from the IRS and/or an opinion of Milbank, Tweed, Hadley & McCloy LLP, special counsel to the Company, based on facts, representations and assumptions set forth or referred to in such opinion, dated as of the Closing Date, in either case or collectively to the effect that (i) the AMCAS Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and/or as a tax-free liquidation under Sections 332 and 337 of the Code, (ii) the Holdings Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and no gain or loss will be recognized by Members upon their exchange of Membership Interests for Holdings Common Stock pursuant to the Holdings Merger, (iii) the NYSE/AMEX Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and no gain or loss will be recognized by Members upon their exchange of Holdings Common Stock for Parent Common Stock pursuant to the NYSE/AMEX Merger, except with respect to (A) cash received in lieu of fractional shares of Parent Common Stock and (B) any portion of the consideration issued pursuant to Section 6.17 that is required to be treated as interest for U.S. federal income tax purposes. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations contained in certificates of officers of Parent, Merger Sub, the Company, Holdings and others.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Member Approval:

(a) Mutual Consent. By mutual written consent of Parent and the Company;

(b) Outside Date. By either Parent or the Company, if the Mergers shall not have been consummated by July 15, 2008 (such date, including any such permitted extensions thereof, the “Outside Date”), whether such date is before or after the receipt of the Company Member Approval; provided that in the event that, as of such date, all conditions to Closing set forth in Article VII have been satisfied or waived (other than such conditions that are satisfied at the Closing) other than the conditions set forth in Section 7.1(b) (HSR Approval), Section 7.1(c) (Requisite Regulatory Approvals), Section 7.1(d) (No Injunctions or Illegality), Section 7.2(e) (Approvals Under Foreign Competition Laws) or Section 7.2(f) (No Detriment), the termination date may be extended from time to time by either Parent or the Company until September 30, 2008; provided, further, that in the event that as of September 30, 2008 all conditions to Closing set forth in Article VII have been satisfied or waived (other than such conditions that are satisfied at the Closing) other than the condition set forth in Section 7.1(c) (Requisite Regulatory Approvals) that the SEC shall have approved the applications under Rule 19b-4 of the Exchange Act submitted by the NYSE (if required), NYSE Arca, Inc. (if required) and AMEX in connection with the transactions contemplated by this Agreement, the termination date may be extended from time to time by either Parent or the Company until December 31, 2008. Notwithstanding anything in this Agreement to the contrary, the right to terminate the Agreement pursuant to this Section 8.1(b) or extend the Outside Date pursuant to this Section 8.1(b) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has caused or resulted in the failure of the Mergers to be consummated by such date;

(c) Illegality. By either Parent or the Company, if there shall be any Order having the effect of making the Mergers, as contemplated by this Agreement, illegal or otherwise prohibiting consummation of the Mergers, as contemplated by this Agreement, and such Order shall be in effect and shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have otherwise complied in all material respects with the terms of Section 6.4;

(d) No Company Member Approval. By either Parent or the Company, if the Company Member Approval shall not have been obtained after the vote of the Members of the Company at the Company Members Meeting or any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Company if the Company has not complied with its obligations under Section 6.2 and Section 6.5;

(e) General Breach by the Company. By Parent, if the Company, AMCAS, Holdings, AMEX or AMEX Merger Sub shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) is incapable of being cured by the Company, AMCAS, Holdings, AMEX or AMEX Merger Sub prior to the Outside Date or is not cured by the earlier of (A) thirty (30) Business Days following written notice to the Company by Parent of such breach or (B) the Outside Date and (ii) would result in a failure of any condition set forth in Sections 7.2(a) or 7.2(b);

(f) Breach of Non-Solicitation by the Company. By Parent, if the Company, AMCAS, Holdings, AMEX, AMEX Merger Sub or any of their respective Subsidiaries or Representatives shall have breached in any material respect any of their respective obligations under Section 6.5;

(g) General Breach by Parent. By the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) is incapable of being cured by Parent or Merger Sub prior to the Outside Date or is not cured by the earlier of (A) thirty (30) Business Days following written notice to Parent by the Company of such breach or (B) the Outside Date and (ii) would result in a failure of any condition set forth in Sections 7.3(a) or 7.3(b);

(h) Change in Company Recommendation. By Parent, if (i) there has been a Change in Company Recommendation, (ii) the Board of Directors of the Company, shall have recommended a Takeover Proposal other than the Mergers or (iii) the Company Members Meeting shall have not been called and held as required by Section 6.2.

Section 8.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 8.1, the obligations of the Parties hereunder shall terminate and there shall be no liability on the part of any Party hereto with respect thereto, except for the confidentiality provisions of Section 6.3, this Section 8.2, Section 8.3 (which, subject to the proviso of this sentence, shall constitute the sole and exclusive remedy of the Party receiving payment thereunder) and Article IX, each of which shall remain in full force and effect in accordance with its terms; provided, however, that nothing contained in this Agreement, including the payment of the Termination Fee pursuant to Section 8.3 shall release or relieve any Party from any liability or damages arising from an intentional or willful breach of any provision of this Agreement, and any Party receiving a Termination Fee shall not, in the case of an intentional willful breach of this Agreement by the other Party, be precluded from seeking additional damages from any other Party on account of such willful breach.

Section 8.3 Termination Fee and Expense Reimbursement.

(a) Termination Fee and Expense Reimbursement Payable by the Company.

(i) If this Agreement is terminated pursuant to (1) Section 8.1(f) (Breach of Non-Solicitation by the Company) other than as a result of the Company’s accountants’, outside counsel’s, financial advisors’ or other outside consultants’ inadvertent and unknowing one-time facilitation of inquiries or the making, submission or announcement of, any proposal or offer that constitutes, or would reasonably be expected to result in, a Takeover Proposal for the Company or any of its Affiliates or (2) Section 8.1(h) (Change in Company Recommendation), then the Company shall pay to Parent, by wire transfer of immediately available funds, $10 million (the “Termination Fee”) on the second Business Day following such termination (provided, however, that any Termination Fee shall be net of any amounts previously paid under Section 8.3(a)(iii)).

(ii) If (A) this Agreement is terminated (1) pursuant to Section 8.1(e) (General Breach by the Company), (2) pursuant to Section 8.1(d) (No Company Member Approval), or (3) pursuant to Section 8.1(b) (Outside Date) without a vote of the Members of the Company contemplated by this Agreement at the Company Members Meeting having occurred, and (B) a Takeover Proposal shall have been publicly announced or otherwise communicated to the Board of Directors of the Company (or any person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make a Takeover Proposal) at any time after the date of this Agreement and prior to the date of the taking of the votes of the members of the Company contemplated by this Agreement at the Company Members Meeting in the case of clause (2), or the date of termination, in the case of clauses (1) or (3), then the Company shall pay to Parent, by wire transfer of immediately available funds, an amount equal to one-half of the Termination Fee on the (2nd) second Business Day following such termination (in the case of a termination by Parent) and prior to such termination (in the case of a termination by the Company); provided that, if within 18 months after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by any Takeover Proposal, then the Company shall pay to Parent, by wire transfer of immediately available funds, an additional amount equal to one-half of the Termination Fee concurrently with or prior to the execution of such agreement or consummation of such transactions, as the case may be (provided, however, that any Termination Fee shall be net of any amounts previously paid under Section 8.3(a)(iii)).

(iii) In the event that this Agreement is terminated pursuant to Section 8.1(e) (General Breach by the Company), Section 8.1(f) (Breach of Non-Solicitation by the Company) or Section 8.1(h) (Change in Company Recommendation) then the Company shall reimburse Parent, if this Agreement is terminated by the Company, at or prior to such termination, and if this Agreement is terminated by Parent, promptly upon demand, but in no event later than two Business Days after the date of such demand, by wire transfer of immediately available funds, for all Reimbursable Expenses of Parent. For purposes of this Agreement, the “Reimbursable Expenses” of a Party shall be the cash amount necessary to fully reimburse such Party, its Subsidiaries and Affiliates for all out-of-pocket fees and expenses incurred (whether or not billed) at any time (whether before or after the date of this Agreement) prior to the termination of this Agreement by any of them or on their behalf in connection with the Mergers, the preparation of this Agreement, their due diligence investigation of the other Parties and the transactions contemplated by this Agreement (including any currency or interest rate hedging activities in connection with the transactions contemplated hereby), including all fees and expenses of counsel, investment banking firms or financial advisors (and their respective counsel and Representatives), accountants, experts and consultants to such Party or any of their Subsidiaries or Affiliates in connection with the Mergers, the preparation of this Agreement, their due diligence investigation of the other Parties and the transactions contemplated by this Agreement.

(iv) Notwithstanding anything to the contrary, the sum of any amounts paid by the Company to Parent pursuant to Section 8.3(a)(i), Section 8.3(a)(ii) and Section 8.3(a)(iii) shall in no event exceed an amount equal to the Termination Fee.

(b) Expense Reimbursement Payable by Parent. In the event that this Agreement is terminated pursuant to Section 8.1(g) (General Breach by Parent), then Parent shall reimburse the Company, if this Agreement is terminated by Parent, at or prior to such termination, and if this Agreement is terminated by the Company, promptly upon demand, but in no event later than two Business Days after the date of such termination, by wire transfer of immediately available funds, for all Reimbursable Expenses of the Company; provided, however, that in no event shall the amount of the Reimbursable Expenses that Parent is obligated to reimburse the Company pursuant to this Section 8.3(b) exceed an amount equal to the Termination Fee.

(c) The Parties each agree that the agreements contained in this Section 8.3 are an integral part of the transaction contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if a Party fails promptly to pay any amounts due under this Section 8.3 and, in order to obtain such payment, Parent or the Company, as the case may be, commences a suit that results in a judgment against such Party for such amounts, such Party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the prime rate of Chase Manhattan Bank in effect on the date such payment was due, together with the costs and expenses of the other Party (including reasonable legal fees and expenses) in connection with such suit.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein (including Section 6.8) that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (ii) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (iii) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to Parent or Merger Sub, to:

NYSE EURONEXT

11 Wall Street

New York, NY 10005

Telecopier: (212) 656-3939

Attention: Rachel F. Robbins

with a copy (which shall not constitute notice) to:

Wachtell, Lipton Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telecopier: (212) 403-2000

Attention: David C. Karp

If to the Company, AMCAS, Holdings, AMEX or AMEX Merger Sub, to:

AMEX MEMBERSHIP CORPORATION

86 Trinity Place

New York, New York 10006

Telecopier: (212) 306-5402

Attention: Claire P. McGrath

with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy, LLP

One Chase Manhattan Plaza

New York, New York 10005

Telecopier: (212) 530-5219

Attention: Roland Hlawaty

         John D. Franchini

and to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Telecopier: (212) 492-0368

Attention: Mark A. Underberg

Section 9.3 Interpretation; Construction.

(a) When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the disclosure letters delivered pursuant hereto. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.4 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received counterparts thereof signed and delivered by the other Party hereto. Copies of executed counterparts transmitted by telecopy, telefax or electronic transmission shall be considered original executed counterparts for purposes of this Section 9.4 provided that receipt of copies of such counterparts is confirmed.

Section 9.5 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Exhibits and the Parties’ disclosure letters hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

(b) This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person not a Party to this Agreement any rights, benefits or remedies of any nature whatsoever, other than Section 6.8 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

Section 9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.8 Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after receipt of the Company Member Approval; provided that following the receipt of the Company Member Approval, no amendment shall be made which any applicable Law or regulation requires further approval by such Members without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.9 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 9.10 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS RULES OF CONFLICT OF LAWS. The Parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware in respect of all matters arising out of or relating to this Agreement the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in such a Delaware State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR

OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(b).

Section 9.11 Enforcement. The Parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

NYSE EURONEXT

By:	/s/ DUNCAN L. NIEDERAUER
Name:	Duncan L. Niederauer
Title:	Chief Executive Officer

[agreement and plan of merger signature page]

AMSTERDAM MERGER SUB, LLC

By:	/s/ DUNCAN L. NIEDERAUER
Name:	Duncan L. Niederauer
Title:	Chief Executive Officer

[agreement and plan of merger signature page]

THE AMEX MEMBERSHIP CORPORATION

By:	/s/ MATTHEW H. FRANK
Name:	Matthew H. Frank
Title:	Chairman

[agreement and plan of merger signature page]

AMC ACQUISITION SUB, INC.

By:	/s/ NEAL L. WOLKOFF
Name:	Neal L. Wolkoff
Title:	Chairman and CEO

[agreement and plan of merger signature page]

AMERICAN STOCK EXCHANGE HOLDINGS, INC.

By:	/s/ NEAL L. WOLKOFF
Name:	Neal L. Wolkoff
Title:	Chairman and CEO

[agreement and plan of merger signature page]

AMERICAN STOCK EXCHANGE LLC

By:	/s/ NEAL L. WOLKOFF
Name:	Neal L. Wolkoff
Title:	Chairman and CEO

[agreement and plan of merger signature page]

AMERICAN STOCK EXCHANGE 2, LLC

By:	/s/ NEAL L. WOLKOFF
Name:	Neal L. Wolkoff
Title:	Chairman and CEO

[agreement and plan of merger signature page]

Exhibit A

Persons with Knowledge at Parent

Duncan L. Niederauer

Dale Bernstein

Catherine Kinney

Lawrence Leibowitz

Rachel Robbins

Andrew Brandman

Joost van der Does de Willebois

Richard Ketchum

Exhibit B

Persons with Knowledge at the Company

Neal L. Wolkoff

Paul Warner

Claire P. McGrath

Antoine Shagoury

Ivonne Natal

Claudia Crowley

Patricia Rado

Michael Brickford

Scott Ebner

Oscar Onyema